UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                      COMMISSION FILE NUMBER: _____________

                               SLM HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)

              DELAWARE                                 42-1555574
--------------------------------------   ---------------------------------------
   (State or other jurisdiction             (I.R.S. Employer or organization
        of incorporation)                        Identification No.)

100 East Jefryn Blvd., Suite K, Deer Park, NY                11729
   (Address of principal executive offices)                (Zip Code)

                    Issuer's telephone number (866) 756-5323

                                   Copies to:
                             Arthur S. Marcus, Esq.
                               Gersten Savage LLP
                         600 Lexington Avenue, 9th Floor
                               New York, NY 10022
                                Ph (212) 752-9700
                               Fax (212) 980-5192

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

          Securities to be registered under Section 12 (g) of the Act:

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE

                                (Title of class)

                                TABLE OF CONTENTS

PART I................................................................................    1

   ITEM 1.   DESCRIPTION OF BUSINESS..................................................    1
   ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND
             RESULTS OF OPERATIONS....................................................   18
   ITEM 3.   DESCRIPTION OF PROPERTY..................................................   27
   ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........   27
   ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........   28
   ITEM 6.   EXECUTIVE COMPENSATION...................................................   29
   ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................   32
   ITEM 8.   DESCRIPTION OF SECURITIES................................................   32

PART II...............................................................................   33

   ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
             RELATED STOCKHOLDER MATTERS..............................................   33
   ITEM 2.   LEGAL PROCEEDINGS........................................................   33
   ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS............................   33
   ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..................................   33
   ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS................................   35

PART F/S..............................................................................   36

   FINANCIAL STATEMENTS...............................................................   36

PART III..............................................................................   37

   ITEM 1.   INDEX TO EXHIBITS........................................................   37

                                     PART I


AS USED IN THIS FORM 10-SB EXCEPT FOR SHARE AND PER SHARE DATA, THE TERMS "SLM HOLDINGS, INC." "COMPANY," "WE," "OUR" AND LIKE REFERENCES MEAN AND INCLUDE BOTH SLM HOLDINGS, INC., A DELAWARE CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARY, SALES LEAD MANAGEMENT, INC., A DELAWARE CORPORATION, ON A COMBINED BASIS. UNLESS OTHERWISE INDICATED, THE TERM "YEAR," "FISCAL YEAR" OR "FISCAL" REFERS TO OUR FISCAL YEAR ENDING DECEMBER 31ST. UNLESS WE TELL YOU OTHERWISE, THE TERM "COMMON STOCK" AS USED IN THIS REGISTRATION STATEMENT REFERS TO OUR COMMON STOCK.

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

SLM Holdings, Inc. (the "Company, "we," "our," or "us"), a Delaware corporation, was formed on June 8, 2004 when a name change was effected from Southwest Mortgage Corp., which was incorporated on October 24, 2002 in the State of Delaware ("Southwest"), Southwest was the surviving company from the Nortex Refrigerated Trucking bankruptcy proceedings. All historical financial statements reflect the activity of Sales Lead Management, Inc. ("SLM"), which is a wholly owned subsidiary of SLM Holdings, Inc.

In June 2004, a Stock Purchase Agreement was entered into by and between SLM and Southwest, wherein SLM and all of its stockholders agreed to sell, convey, assign, transfer and deliver to Southwest all stock certificates representing the SLM Shares, and in exchange, Southwest agreed to issue to SLM and its stockholders, stock certificates representing the corresponding number of shares of Southwest common stock. It was further agreed that all outstanding options, warrants and convertible securities of SLM shall be automatically converted into the right to receive the identical number of shares of Southwest's common stock upon satisfaction by the shareholders of certain conditions set forth in the agreement.

At the time Southwest was acquired, the Company was of the mistaken belief that Southwest was a public company under SEC rules because it was informed by its former counsel that since Southwest had approximately 442 shareholders, it is deemed a "public" company, although its stock was not publicly traded. Given such advice, the Company was attracted to Southwest and was of the opinion that it would be easier to ultimately bring the company public after the merger. Since that time, the Company has been informed that its belief that Southwest can be deemed a public company based on the number of its shareholders is erroneous.

Sales Lead Management, Inc. was incorporated as a New York corporation on May 10, 2001. SLM has developed software tools and data files which are provided via an application service provider ("ASP") model to a variety of sales professionals throughout the country. SLM's technology allows the users to access The Broker's e-Vantage ("TBeV") system, a prospect management and lead fulfillment solution for financial professionals. SLM has devoted substantially all its efforts to research and product development and raising capital.

As of December 31, 2006, we had approximately 36,981,050 shares of our Common Stock issued and outstanding. If all the stock options granted and warrants issued (including the Warrants in this Offering) are exercised and if all the outstanding Notes are converted into shares of our Common Stock, there would be approximately 54,370,197 fully diluted shares of our Common Stock issued and outstanding.


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


In April 2006, the Company issued a $500,000 convertible promissory note to Aegis NY Venture Capital Fund. The loan is senior to all other corporate debt and Aegis received an equity "kicker" consisting of a Common Stock purchase warrant to buy up to 6% of the Company at a $6,000,000.00 valuation. On July 20, 2006, the terms of the loan were amended. Aegis agreed to release an additional $200,000.00 prior to certain loan provisions being met in exchange for an additional 2% equity "kicker" at similar terms to the first. SLM has since repaid $100,000.00 of the debenture. Currently SLM has $469,000.00 of the Aegis Loan on deposit and segregated at First Republic Bank. These funds are accessible upon completing certain desktop growth figures according to the original Aegis Loan Agreement.

SLM Holdings, Inc. was recently approved by the NASD for quotation on the pink sheets under the quotation symbol "SMHI.PK". It is the holding company for our operating subsidiary, Sales Lead Management, Inc. ("SLM"). As the Company and its core products evolved, the acronym SLM was changed to stand for "Software Leveraged Marketing". Our executive office is located at 100 East Jefryn Blvd. Suite K, Deer Park New York 11729. Our telephone number is (631) 393-0153. We maintain an Internet Web site at http://www.slmbiz.com. Information on our Internet website is for informational purposes only and is not a part of this Registration Statement.

OUR BUSINESS

Through SLM, our operating subsidiary, we specialize in developing products and technology designed to assist businesses in the financial services industry, such as securities brokers, that rely on sales to retail customers. We believe that our product manages the sales leads and customer prospects of such businesses in a more efficient manner by enabling them to increase the proportion of sales leads that are converted to actual sales. We have identified the securities brokerage industry as our first target market within the retail financial services industry.

The first product suite is our proprietary web-based "Broker's e-Vantage" system, which we license out on a monthly per-user basis. We believe that securities brokers in the financial services industry who utilize software will increase both their rate of generating sales leads and success rate in converting sales leads into closed sales, which in turn will result in higher profits to the user. There are four key components and revenue streams to The Broker's e-Vantage System, as follows:

      I. LEAD WIZARD UNLIMITED DATA SYSTEM - For a flat fee paid annually, TBeV users can build customized lead files based on numerous criteria including SIC codes, Annual Sales Volume, Geographical relevance, job title and more. These files can then be uploaded seamlessly to the TBeV database.

      II. SLM AUTO-DIALER SOFTWARE - Utilizing VOIP (voice over internet protocol) TBeV users can choose to never again dial the phone. One click auto dialing is then routed over SLMs termination provider via VOIP and the internet. SLM then essentially becomes the user's telephone service provider for any calls generated via the TBeV System. A call-blocking service known as Teleblock (TM), which has garnered several awards, including the "Best of Communications Expo 2002 Award", CRM Excellence Award 2002, 2003 and 2004 and the Innovations TMC Lab Award for 2002, 2003 and 2004, is also sold on request. Such authority to sell Teleblock(TM) is provided under a Service Agreement entered into by the Company with Telephone Blocking Services Corp. ("TBSC") and the Strategic Integration Agreement between the Company and Call Compliance, Inc. Under such agreements, the Company was granted a limited, non-exclusive, non-transferable license to use and re-sell Teleblock(TM) to its customers, as well as to use the trademarks that relate to Teleblock(TM). Teleblock (TM) provides compliance with the Federal "Do Not Call" list. All awards garnered may be found in the following web address:


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            http://www.callcompliance.com/strategic/awards.html.

      III. NICHE SPECIFIC PRM DESIGN - SLM believes that it has identified all the relevant fields necessary for financial professionals to qualify initial prospects and incorporated these niche specific requirements in a PRM (Prospect Relationship Management) tool. The system allows reps to ask the right questions and efficiently manage the data for as long as it might take to evolve the prospect into an account. Reps also can utilize the wealth of traditional CRM features found in the system to manage and grow production from existing accounts.

      IV. PERMISSION BASED EMAIL CAMPAIGNS - SLM designs and hosts custom, multimedia email campaigns featuring our client's products and services. The permission-based emails are designed to be compliant with NASD and firm guidelines and is available for a fee.

      V. INDEPENDENT APPLICATIONS - SLM anticipates selling its Lead System, Auto-Dialer Software and VOIP solutions independent of The Broker's e-Vantage System in the very near future.

We have developed what we believe will be a lucrative niche in the CRM (Contact Relationship Management) and SaaS (Software as a Service) markets. TBeV software is designed to be easily customizable in the future to serve the needs of sales professionals in many industries. The market size of the brokerage industry, using estimates from Cerulli associates, is approximately $800 million in this single vertical. The total opportunity in the hosted space for CRM solutions, as forecasted by IDC, is approximately $4.8 billion in 2009 with a compound annual growth rate of 28% over the next 5 years. SLM has already signed Master Selling Agreements with over a dozen firms totaling over 3,000 potential users and expects, although there can be no assurance, to reach its near term goal of 1,500 desktops within the next 12 months.

Below is a listing of the firms with which the Company has executed Master Selling Agreements, the Firms website and the number of their current representatives:

      1  Joseph Stevens & Company, Inc.
         http://www.josephstevens.com/
         Total # of Reps: 100

      2  Gunn Allen Financial
         http://www.gunnallen.com/
         Total # of Reps: 850

      3  Great Eastern Securities, Inc.
         http://www.greateasternsecurities.com/
         Total # of Reps: 80

      4  Kent Financial Advisors
         http://www.kentfinancialadvisors.com/
         Total # of Reps: 25

      5  J.P. Turner & Company, LLC.
         http://www.jpturner.com/
         Total # of Reps: 550

      6  Newbridge Securities Corporation
         http://www.newbridgesecurities.com/
         Total # of Reps: 290

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      7  National Securities Corporation
         http://www.nationalsecurities.com/
         Total # of Reps: 350

      8  Starlight Capital
         http://www.starlightcapital.com/
         Total # of Reps: 10

      9  I-TradeDirect
         http://www.i-tradedirect.com/
         Total # of Reps: 30

      10 Ehrenkrantz King Nussbaum, Inc.
         http://www.eknstock.com/
         Total # of Reps: 50

      11 vFinance, Inc.
         http://www.vfinance.com/
         Total # of Reps: 80

      12 Brookstreet Securities Corporation
         www.bkst.com
         Total # of Reps: 320

      13 First Republic Group
         www.firstrepublicgroup.com
         Total # of Reps: 110

      14 Orion Trading LLC
         www.oriontrading.net
         Total # of Reps: 10

CORPORATE STRATEGY

Our mission is to target sales organizations that utilize high volume marketing strategies as their primary way to induce new accounts via cutting edge contact and follow-up tools and services. All of our offerings are designed to seamlessly integrate into explicitly easy-to-use and understand software that exploits Voice over Internet Protocol (VoIP) technology for outbound calling but can also be used with traditional PBX telephone systems. Our software elevates traditional "CRM" software and philosophies to create a new category - the "PRM" or prospect relationship manager that allows us to leverage off of the integrated auto dialer telephony and SaaS model.

Our five-year plan includes an additional focus on the OSJ broker-dealers and wire-houses. The Company also intends to begin the launch into additional revenue streams such as vertical markets that utilize outbound calling of the broker-dealer segment. Investor relations and public relations functions and insurance brokers, mortgage brokers, credit card marketers, water purification companies, and real estate/timeshare sellers are high potential markets and the Company intends to break into this market in the future in order to fully maximize its potential. The telemarketing industries combined to deliver 6% of the gross domestic product (GDP) of the United States and can directly benefit from the products currently being offered by us. We currently have twelve agreements in place, with a total of 250 users.

In addition, the Company also intends to seek out, for acquisition, other small synergistic ISDs (independent software developers). In order to entice these developers, the Company intends to use its stock as currency for these acquisitions. At present, no agreements have been entered into relative to this


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planned acquisition and there is no guarantee that the Company will be able to acquire such independent software developers.


DEPENDENCE ON CUSTOMERS

The Company has, at present, four customers each exceeding 10% of our revenue for the fiscal year ending December 31, 2006, and on which the Company is materially dependent:

                                           PERCENTAGE OF
          CUSTOMER NAME                       REVENUE
          ----------------------------------------------
          Joseph Stevens & Company, Inc.       12.1%
          Great Eastern Securities             21.0%
          Kent Financial                       12.4%
          Gunn Allen Financial Corp.           19.4%
          ----------------------------------------------

All agreements entered into by the Company with each of the customers listed above state that the Company undertakes to provide the customer with a non-exclusive limited license to use and access the Broker's E-Vantage Sales Lead Management System

PRODUCTS AND SERVICES

Our Broker's e-Vantage software products provide an affordable ASP/web-based system to brokerage firms and brokers. We believe that the system allows brokers to improve prospecting, improve the quality of contact leads and improve client relationships by personalizing communications. We believe that firms using our web-based software will receive the cost-effective benefit of centralizing the operating costs and expenses by "leasing" the services versus buying and installing software, and reducing their outbound calling costs. In addition, we offer VoIP-services that are complemented by software development and software products. The full package of products and services that we intend to market are as follows:

      o     The Brokers e-Vantage System

      o     Integrated Online Auto Dialer

      o     VoIP telephony

      o     Federal Do Not Call Compliance tools/Teleblock(R)

      o     Patriot Act Compliance tools

      o     Call Monitoring and Recording

      o     Permission Based E-Mail Modules

      o     Custom Flash Design

      o     Custom Data File List brokerage

      o     Online "Lead Wizard" automated List brokerage

      o     Custom List compilation services

      o     Integrated Quotation Access

      o     Calendar Follow-up and "pop-up" Features

      o     Unlimited "flat fee" data integration

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      o     Unlimited customer service

      o     Hosted "Turn Key" PBX Solutions

The various products described above are currently being actively marketed. The Company continuously makes upgrades and changes to all its products to meet the constantly changing demands and needs of its target market. All software products were initially marketed in October of 2005 and sales of the current VOIP dialer application began in May of 2006. The pricing for each of the products described above are included in this Registration Statement as Exhibit
100.2 hereto.

We believe that the Company has demonstrated that its Broker's e-Vantage System is designed to provide substantial value to securities brokerage firms and their brokers. The system provides its users with the following:

      1. Targeted, personalized information to prospects augmenting initial broker calls. Captures specific demographic and psychographics information from initial contacts with prospects. The personalized information will be used by the system and broker to deliver specific investment information for the investor via email.

      2. A delivery mechanism for more effective follow-up or secondary point of contact. In this follow-up, specific research reports or updated information could be sent to the investor. There will also be a mechanism for tracking all communication providing historical reference. All email campaigns are pre-approved by a firm's compliance department.

      3. Integrated capabilities for delivering targeted information while promoting credibility. The credibility of both the broker and the firm is a critical factor in closing a deal. The system's integrated email system provides differentiation and the difficult-to-achieve "personal touch" from potentially thousands of miles away. This will improve the user's ability to develop a stronger relationship. An added value of this system is rich-media email, which, the Company believes, has a higher probability of viewing. The emailed information and content, which may include the securities broker's biography and photograph, will establish credentials and substantiate the securities broker's offering.

      4. Enables the broker to be able to reach a higher percentage of prospects with limited phone time. Therefore, prospects that do not have time to discuss investment opportunities are usually dropped from the lead funnel in the normal process. The Company's integrated tool allows a broker to immediately capture the e-mail address and send a follow-up to the initial contact improving chances of maintaining the prospect.

      5. Improved methods for qualification and tracking prospect information. For example, when the client receives the initial e-mail, he will have the opportunity to update the information. Therefore, the information will be more accurate and detailed.

      6. A foundation for more efficient lead-management processes. The securities broker's time is no longer spent reviewing paperwork and instead can concentrate on other value-added tasks such as differentiating time zones, net worth information, etc. This reduction of administrative tasks, in turn, allows more time to actually dial the phone, which transfers to higher call volumes. The system also automates some of the processes of capturing information. This information allows the broker to be a more effective salesman by letting him better understand his customer's needs. The Broker's e-Vantage sales lead management system is designed to allow a broker to have more of the information/ammunition needed, which will directly lead to higher close ratios.


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      7.    Enhances lead management and workflow processes for brokers to augment prospect closing. With integrated workflow processes, the client answers the majority of the information needed to close the deal in the initial phone call and email.

      8. Assists in the consolidation of lead resources, lead tracking and lead management throughout the enterprise. Leads are not managed centrally in most firms today. They are written down on a lead card that brokers use to follow up with a phone call. These cards are often lost, discarded, stolen or forgotten about.

      9. Delivers personalized information for each individual broker utilizing a customized e-mail, which includes the securities broker's picture and resume. Market research finds that the number one objection to a prospect saying "yes" is a lack of familiarity or trust. Therefore, this feature greatly reduces these barriers. Currently, brokers have clients send them millions of dollars without ever meeting or confirming credentials. Meanwhile, the client may have ten times the amount of money at his local brokerage account. If the prospect feels comfortable, a broker should be able to increase the percentage of the prospect's money he manages. A customized e-mail personalizes the experience by being able to see whom they are dealing with, the credentials of the broker/firm and the products the prospect would be buying. The prospect will then have inclusive detailed information directly in front of him. Although the prospect and broker are not actually meeting face to face, the electronic channel allows a familiarity that did not exist and increases the prospects comfort and trust.

      10. Enables the management of a brokerage firm to have pinpoint accuracy for accountability of each individual broker. The system has different access authority levels for individual brokers and management in the Company's system directory. This enables management to evaluate the firm as a whole or track an individual securities broker's daily, monthly and annual performance. Management is able to determine the number of leads sent out and the number actually followed up on. They can also analyze the number of leads converted into accounts. Lastly, management can cross-reference prospects' leads versus individual brokers to determine combinations that work well together.

      11. Assists in compliance efforts. The prospects' financial data is retrieved by the prospects' return email, thereby assisting in the elimination of unsuitable accounts in a timely manner. Digital call recording and monitoring is also available for sales or compliance use.

      12. Eliminates substantial overhead in the secretarial, administrative and mail room functions. Research indicates between $300 and $1,000 per month for each individual securities broker's lead fulfillment costs. Using the Broker's e-Vantage System at the price points indicated herein will save the user a significant amount each month.

      13. Closes the "window" or time lag between an introductory call to a prospect and the follow-up. The Company estimates follow-up will be 1-2 days using the Broker's e-Vantage sales lead management system vs. 7-10 days using traditional methods.

      14. Recording/Monitoring and Remote Monitoring. Calls can be recorded to ensure that the buyer's instructions are well documented. Compliance officers can also monitor brokers' conversations without having to be there in person.

      15. The Federal Do Not Call Compliance tools are based on Teleblock(R) (A Call Compliance tool from Call Compliance, Inc.). The SLM auto dialer has an integrated cueing ability to flash DNC warning. The tool runs all phone calls through a query and matches to federal and state do not call list, and creates an exceptions for calls that do need to go through. We gross $.005 per call whether the call goes through or not.

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      16.   Patriot Act Compliance tools assist in meeting the requirements of the USA PATRIOT (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism) Act of 2001. The Act imposed many new requirements on financial institutions, ranging from tighter anti-money laundering measures and heightened Bank Secrecy Act compliance processes to revised operational requirements for Office of Foreign Assets Control (OFAC) compliance.

      17. Call Monitoring (currently being developed) will allow monitoring and recording capability. Compliance officers can type in an IP address and monitor phone call for future reference (to display to the SEC). They can also record the call on a hard drive for future reference. Broker can also record the call on a hard drive.

      18. We can develop custom Flash Design presentations on an as needed basis for brokers that need to pitch specific companies. This product will represent a revenue stream of $25 per presentation.

      19. An Integrated online auto-dialer. SLM has developed multiple solutions for many varying PBX environments allowing the installation of the SLM auto-dialer in almost any client location. The dialer has been implemented in traditional PBX, Hybrid PBX/VoIP and pure VoIP systems using both SLM developed software, hardware and "black box" solutions.

      20. Hosted "Turn Key" PBX Solutions. SLM now offers hosted PBX solutions, which allow for the establishment of new offices or for the upgrade of antiquated in house PBX users to acquire all the features of modern day digital telephony at a fraction of the up-front cost. Users can choose from VoIP services that include a variety of rate plans and robust features (call waiting, mailbox, digital call assignment, etc.) and have there "virtual" PBX managed professionally off-site.

MARKET RESEARCH

VoIP

We believe there will be exponential growth in the use of VoIP in the upcoming years. Until recently, VoIP technology has experienced relatively slow growth because of a lack of infrastructure, networks, and Quality of Service (QoS) issues because of the high cost of outfitting offices with VoIP gear. With the plunging costs of VoIP gear and the advances made with respect to QoS issues, the expected growth for VoIP technology is tremendous.

VALUE PROPOSITION TO THE CUSTOMER

Our research and testing indicates that the use of our Broker's e-Vantage sales lead management system will significantly increase the number of accounts a broker can close. Based on the experience of certain members of our management in the brokerage industry, it takes approximately 75 calls to generate a lead. Additionally from management's experience, on average, a securities broker needs to generate ten leads to sign an account. Assuming that a securities broker only has eight productive hours in a typical twelve-hour workday, the broker can generate eight leads per day, or forty leads a week. Thus, in today's mode of prospecting, a productive securities broker generates about four accounts per week. The system enables the securities broker to increase dials per hour, leading directly to increased productivity in generating accounts. We also believe we can increase lead output to three leads per hour or twenty-four leads per day. At 120 leads per week, a typical securities broker could obtain twelve new accounts every week (a three-fold increase) through our improvement in dialing efficiency. When taking into account the Brokers e-Vantage sales lead management system's integrated e-mail capability, further productivity improvements can be achieved. According to recent polls, 80% of all e-mails are opened and reviewed versus 20% of all traditional mail. Past experience has shown that the e-mail capabilities can double the


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productivity improvement from increased dial efficiency to twenty accounts per week. That is a five-fold increase in productivity. Furthermore, the addition of the VoIP auto-dialer application provides a seamless transition from identifying leads to contacting sales leads and, as a result, reduces the time and effort to contacting the prospective customers. The use of the SLM auto dialer has consistently shown double to triple the amount of call volume by consistent users.

We believe that the addition of the Call Monitor tool to the Broker's e-Vantage system provides tremendous additional value to the brokerages compliance operations because it allows compliance officers to monitor and record the brokers' telephone conversations with their customers and prospective customers.

MARKET DESCRIPTION AND SIZE

The current target market for us is the brokerage industry. According to an article entitled "Indie Existentialism" (dated Jun 1, 2004) the Boston-based Cerulli Associates was quoted as stating that there are currently approximately 90,000 independent broker-dealers representatives. This represents a total market of 150,000 representatives. Based on this analysis, our overall target market is in excess of $800 million in potential revenues from our products and services. Obviously, the realized market will be significantly smaller, but with reasonable price points, we believe that significant market penetration should be realistic.

TARGET CUSTOMERS

Out of the 150,000 securities brokers nationwide, our research estimates that 80% are in the Metropolitan New York City area and south Florida. Accordingly, that geographic area represents approximately 120,000 securities brokers that are our target market and customer base. Those securities brokers are in fierce competition with one another for the investor's dollars and, thus, are more likely to demand our Broker's e-Vantage sales lead management system.

Our initial target market segment is securities broker/dealers. Ninety percent of sales in this industry are based on telemarketing. Increased sales come from higher contact ratios, successful time management, and organized prospect information. We believe the securities brokerage industry may be an extremely lucrative industry where investment to improve these factors gives the securities broker the needed advantage to outperform their competition and improve productivity.

We currently have twelve master selling/user agreements with a total of 2500 potential users.

At present, the Company has four customers exceeding 10% of our revenue for the fiscal year ended December 31, 2006, as follows:

      o     Joseph Stevens & Company, Inc.

      o     Great Eastern Securities

      o     Kent Financial

      o     Gunn Allen Corp.

MARKET SEGMENTATION

Our current target industry is the retail financial services industry. It is for this industry that our first product has been specifically designed. The financial service industry is broken down into four primary segments as follows:

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      1.    Securities brokers and dealers

      2.    Commodities contract brokers/dealers

      3.    Investment advisors

      4.    Securities and commodities services

The specific segment of the financial services industry that we are targeting is the securities brokers and dealers segment, which contains 150,000 potential end users for our product and services. SLM Holdings, Inc. hopes to capture between 15 and 20% of that target market in its first vertical.

We believe that after we achieve our goals for the financial services industry, of which there can be no assurance, our product and services can easily be modified and marketed to other industries such as pharmaceutical, communications, or other industries such as investor relations and public relations.

INTELLECTUAL PROPERTY

We rely on trademark and copyright law, patent law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property. We also rely on unpatented technology and trade secrets. We assert a copyright ownership interest in our proprietary source code and a trademark ownership interest in our "Broker's e-Vantage" trademark and "SLM" logo, and have filed copyright and trademark applications in the appropriate jurisdictions. Such application is currently pending.

GOVERNMENT REGULATIONS

The use of the Internet for commerce and data transfer has evolved significantly through the years. At present, Federal, state, local or foreign governments have adopted and may continue to implement regulations covering issues such as user privacy, pricing, content and quality of products and services. Although many of these regulations may not apply to our business directly, we expect that laws and regulations regulating the solicitation, collection or processing of personal/consumer information of the Internet would have a direct or indirect effect upon our business. It is possible that legislation could expose companies involved in Internet commerce to liability, which could limit the growth of the general use of the Internet. If enacted, such laws, rules or regulations could limit the market for our products and services, which could have a material adverse effect on our business and operations.

In addition, securities brokers/dealers and other financial professionals are subject to strict government regulation. For example, the National Association of Securities Dealers ("NASD") regulates communications between securities brokers and prospective customers. There can be no assurance that new regulations prohibiting or restricting e-mail communications will not be adopted. Furthermore, although the resales of sales lead lists are not presently regulated by the Federal or state governments, such governmental entities could adopt such regulations in the future. The adoption of these types of regulations could have a material adverse effect on our business, operations and financial condition.

MARKETING AND ADVERTISING

The Company has enacted a comprehensive marketing plan for the 2006, 2007 and 2008. The plan encompasses a direct mail, advertising and significant "key-ad" response campaign utilizing Google and the professional placement of those ads with an agency known to be "best in class" for the campaign. Commission structures for salesman have been formulated to offer recurring incentives to existing staff and new hires. The Company also intends to attend at least two industry specific conferences in 2007 and exhibit at both.

                                       10

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During the next 12 months, SLM also intends to open a south Florida Sales and
Executive office to complement the growing number of clients we have in the region. On September 14th, 2006, SLM announced that it had signed a non-binding letter of Intent to acquire VerticalFalls Software Inc., a Mid-Atlantic producer and distributor of desktop-based software. VerticalFalls primary product is called F.A.C.T. and is currently installed on over 10,000 desktops including 6000 at Morgan Stanley, 1000 at Wachovia, UBS, Primerica and others. SLM views the VerticalFalls software line as complimentary and sees a vast potential market in cross-selling existing and future F.A.C.T. users with recurring revenue lead, dialer and email services. Both Companies are currently involved in negotiating a term sheet and hope to enter into an agreement in the near future. At present, the Company has not entered into any binding agreements with VerticalFalls.

It should also be noted that we have been approached by Salesforce.com, an industry leader in SOS (Software as a Service) to become part of their "Appexchange" vendor program and Management believes, although there can be no assurance that these discussions will yield a partnership leading to significant results for sales of our software.

At present, the Company utilizes one outside marketing consultant, Direct Response Group, Inc. Our marketing efforts also include the employment of two
(2) full-time paid sales staff that prepares in-house generated e-mails and telephone business-to-business campaigns to broker/dealers and direct campaigns to registered representatives. As the Company's products develop, we may consider utilizing 100% commission based, manufacturer's representative as consultants to sell our product. Historically, the Company has done three industry trade shows but has no current plans to continue with such in the immediate future.

RESEARCH AND DEVELOPMENT

The Company spent $134,538 and $0 for research and development for the years 2005 and 2006, respectively. The amount for 2005 was incurred in relation to the development of the TbeV system and the Company absorbed such costs with no portion thereof being passed on to customers of the Company. Since development of the TbeV system was completed in the year 2005, no expense was incurred for research and development for the year 2006.

COMPETITION

There are many products available to assist securities brokers and dealers in organizing their business; however, we are not aware of any software currently available that would allow a securities broker to hold himself fully accountable and provide an organized lead management system and a more productive time management system. There are currently no products or services that are offered as a package specifically for the financial services industry. An individual securities broker can set up his/her own email or a broker dealer can buy a direct dial management system, however, we are not aware of any systems available to successfully integrate with such dial system with a system to manage leads and productivity.

The Company believes it is the only firm that has developed a niche specific ASP product to be marketed solely to the financial brokerage industry with the functionality of TBeV. As such, direct competition at this time is limited. If the Company is successful, it is likely that other firms will enter the market place; however, the Company believes that its early entry into the market will help it establish its brand and product and give it a competitive advantage against these firms. The use of this product will not require brokers to re-invent how they perform their jobs. Most software installations require the user to spend significant time and energy to become familiar with the application. This will clearly not be the case with the Company's initial product. The learning curve is rapid due to an intrinsically user-friendly system.

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

Additionally there are many software products that can serve the purpose of lead management and customized communications with customers.

COMPETITIVE ADVANTAGES

The Company believes it has a competitive advantage in its target market for several reasons. First, because no product with the functionality similar to the Company's Broker's e-Vantage sales lead management system has yet been brought to market. A second advantage is in the packaging of the Company's services. If a broker/dealer wants to create and implement a sales lead management system similar to the Company's, it will cost a substantial amount of money. The Company offers these services for affordable fees. The experience of our management in this niche market also proves to be a major edge because they are intrinsically aware of the specific needs broker dealers.

The Company's research has shown that there is no tool in the market place today that can assist the securities broker in actually finding and developing client relationships. Most of the securities brokers and their managers who have seen TBeV demos or have used the TBeV system immediately appreciate the value proposition and want to be involved with its implementation and roll-out.

EMPLOYEES

As of December 31, 2006, we have (8) full time employees, of which one (1) is an executive officer.


                                 RISK FACTORS

An investment in our company is highly speculative in nature and involves an extremely high degree of risk. If any of the events, contingencies, circumstances or conditions described in this risk factors section actually occurs, our business, financial condition or results of operations could be seriously harmed.

RISKS RELATED TO OUR BUSINESS

Our revenues have been generated from a limited number of customers, and we will not be successful if we do not grow our customer base.

To date, we have sold our products to a limited number of customers. To be successful, we will need to greatly expand our customer base and users of our products.

The growth of our customer base could be adversely affected by:

      o     customer unwillingness to implement our products;

      o any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;

      o     new product introductions by our competitors;

      o     any failure of our products to perform as expected; or

      o any difficulty we may incur in meeting customers' delivery requirements.


WE MAY NEED ADDITIONAL FINANCING IN THE FUTURE.

We need to obtain additional and significant financing to operate and expand our business and operations. There can be no assurance, however, that any additional financing will be available to us on acceptable terms, if at all. If we obtain additional financing through the issuance of additional equity or convertible debt securities, it may be significantly dilutive to our shareholders. If adequate financing is not available on acceptable terms, we will not be able to fund our on-going operations or any future expansion of our operations, develop or enhance our products or services, or respond to competitive pressures. Each of these factors could force us to cease our activities.

We may continue to incur and expect to incur substantial losses and negative operating cash flows and may not achieve or maintain positive cash flow or profitability in the future.

We have incurred significant losses and negative operating cash flow and may continue to incur significant losses and negative operating cash flow into the near future. In order to reach our business growth objectives, we expect to incur significant sales, marketing, product development and other operating and capital costs, including costs associated with the expansion of our staff and facilities. As a result, we will need to generate and grow our revenues significantly to achieve positive cash flow and profitability. There can be no assurance that we will be successful in generating and increasing our revenues or that we can achieve positive cash flow or profitability and, if we do, we cannot be certain that we can maintain or increase such cash flow or profitability. The uncertainties regarding the commencement of adequate commercial revenues raise substantial doubt about our ability to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY AND, THEREFORE, CANNOT ACCURATELY PROJECT OUR REVENUES OR OPERATING RESULTS.

Due to our limited operating history, we cannot accurately project revenues based on historical results. Accordingly, we are making expenditures in part on future revenue projections that are not necessarily accurate. In addition, we anticipate a long sales and marketing cycle for our products and services because they require our sales staff to educate and demonstrate the use and benefit of our sales lead management system before they license our products and services. Our business, operating results and financial condition would be materially and adversely affected if revenues do not meet projections, which would cause net losses in a particular fiscal period to be greater than expected.

With such a limited operating history, our past results do not provide a meaningful basis for us to project our revenues or operating results. Our business should be considered in light of the risks, expenses and difficulties that we have encountered to date and will continue to encounter.

IF OUR PRODUCTS AND SERVICES DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

Our success will depend upon widespread market acceptance of our Broker's e-Vantage system and any future products and services, which may be developed. Many brokerage firms may be averse to relying upon a third-party vendor to manage and collect data in connection with their lead generation process or to maintain such data once it is collected. There can be no assurance that the market for these services will develop or be sustained.

DEFECTS IN OUR BROKER'S E-VANTAGE SALES LEAD MANAGEMENT SYSTEM AND OTHER PRODUCTS THAT WE MIGHT DEVELOP IN THE FUTURE MAY RESULT IN CUSTOMER CLAIMS THAT COULD CAUSE UNANTICIPATED LOSSES.

Complex software applications such as our Broker's e-Vantage sales lead management system often contain errors or defects, particularly after first introduced or when new versions or enhancements are initially released. Despite stringent testing, our products may contain material defects. Material defects or errors in our products could result in lost revenues, damage to our reputation in the industry or delays in market acceptance of our products.

Since our customers will be placing significant reliance on our products for the operation of their businesses, errors, defects or other performance problems could result in financial or other damages to such customers. These customers could seek damages for losses, which, if successful, could have a material adverse effect on our business and operations.

WE MAY NOT BE ABLE TO RECRUIT, TRAIN AND RETAIN ENOUGH QUALIFIED PERSONNEL TO SUCCEED.

We will need to hire additional qualified personnel with experience in both sales and the financial services industry. We cannot provide assurance that we will attract, train or retain enough qualified personnel to satisfy customer demand or any expansion of our business and operations. Our future success depends in part on our ability to attract, train and motivate qualified personnel. Because of our limited resources, we may experience difficulty in hiring and retaining personnel with appropriate qualifications. The failure to attract and retain qualified personnel will have a material and adverse effect on our business, operations and financial condition.

OUR BUSINESS MAY SUFFER IF IT IS UNABLE TO ESTABLISH AND EXPAND OUR BRAND RECOGNITION.

The establishment and expansion of our brand is critical to building our customer base and successfully implementing our business strategy. There can be no assurance that the market will positively accept our brand or that our reputation will be positive. The establishment and enhancement of our brand will also depend, in part, on our success in creating a user-friendly experience. There can be no assurance that we will be successful in achieving this goal. If customers who use our products and services do not perceive our existing products and services to be of high quality or if we modify or alter our brand image, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be significantly diluted or diminished, thereby decreasing the attractiveness of our products and services.

WE MAY EXPERIENCE CAPACITY CONSTRAINTS AND FAILURES OF OUR SYSTEMS.

The performance of our servers and other technological systems is critical to our reputation and to the market acceptance of our products and services. Any sustained or repeated system failures that cause interruption or increases in response times could reduce the attractiveness of our products and services. An increase in the volume of use or users of our products and services could strain the capacity of the software and hardware we have deployed, including server and network capacity, which could lead to slower response time or system failures, and adversely affect the market acceptance of our products and services. We intend to rely on several vendors to provide data communications access for our services. Any damage to or failure of these service providers that causes interruptions in our operations, which could have a material adverse effect on our business, operations and financial condition.

Our operations are also dependent on our ability to protect our computer equipment and the information stored and maintained by it against damage by fire, power loss, telecommunications failures, unauthorized intrusions and other events. Although we do have a specific disaster recovery plan and redundant, multiple site capacity, the occurrence of any of these events could still result in interruptions, delays or cessations in service to our customers.

WE DEPEND ON CERTAIN KEY EMPLOYEES TO OPERATE OUR BUSINESS.

We believe that our continued success will depend to a significant extent upon the efforts and abilities of our senior management team, particularly Jason Bishara, our Chairman and Director of Sales and Jamie Manstream our Lead Programmer. Although we have entered into an employment agreement with Mr. Manstream and anticipate entering into employment agreements with Mr. Bishara, we cannot ensure that we will be able to retain them. Our failure to retain them could adversely affect our operations. We do not currently carry key-man life insurance on any of our executive officers.

The Company was also dependent on the services of Peter Cohen, its former Director of Operations. With Mr. Cohen's recent passing, the Company has taken the necessary measures to insure that Mr. Cohen's loss does not substantially affect the daily and short and long-term operations of the Company. Every member of board of directors is taking a more active role in the operations of the Company in order to minimize the effects of Mr. Cohen's passing. Although every effort is being made in this regard, there is no assurance that such steps will be sufficient to mitigate the consequences of Mr. Cohen's death on the operations of the Company.

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTEREST OF OTHER STOCKHOLDERS.

Our officers, directors and principal stockholders control a significant percentage of our outstanding Common Stock (excluding presently exercisable stock options and warrants). If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all our stockholders.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY.

The rapid expansion necessary for us to fully exploit the market window for our products and services requires an effective planning and management process. Rapid growth, if it occurs, will likely place a significant strain on our managerial, operational and financial resources. To manage our growth, we must implement and improve our operational and financial systems and expand, train and manage our employee base. There can be no assurance that our systems, procedures or controls will be adequate to support operations or that management will be able to achieve the rapid expansion necessary to fully exploit the market window for our products and services and the failure to do so would have a material adverse effect on our business, operations and financial condition. In addition, our management team has limited experience in the software or application service provider industry.

THE MARKET FOR VOIP PRODUCTS IS EVOLVING AND OUR BUSINESS WILL SUFFER IF IT DOES NOT DEVELOP AS WE EXPECT.

The market for our VoIP products is rapidly evolving. Our technology may not be widely accepted as a platform for voice and a viable market for our products may not develop or be sustainable. If this market does not develop, or develops more slowly than we expect, we may not be able to sell our products in significant volumes, or at all.

IF WE DO NOT RESPOND RAPIDLY TO TECHNOLOGICAL CHANGES OR TO CHANGES IN INDUSTRY STANDARDS, OUR PRODUCTS COULD BECOME OBSOLETE.

The market for VoIP products is likely to be characterized by rapid technological change and frequent new product introductions. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues.

RISKS RELATED TO OUR INDUSTRY

Any outages, delays or other difficulties experienced by our data center, Internet service providers, online service providers or web site operators could materially and adversely affect our business.

Since we intend to function on an ASP-based model, it will depend on our data center and servers to provide and maintain our software and services to our subscriber base. Should our data center or servers experience an outage, the operation of, and customers' access to our Broker's e-Vantage sales lead management system and future products would be adversely affected. In addition, our customer base will depend on Internet service providers, online service providers and other web site operators for access to our products. These providers and operators could experience outages, delays and other difficulties due to system failures unrelated to our systems. Additionally, the Internet infrastructure may not be able to support continued growth in its use.

IF WE ARE NOT ABLE TO PROTECT THE SECURITY AND PRIVACY OF OUR CUSTOMERS' FINANCIAL AND BUSINESS DATA, IT COULD EXPOSE US TO LIABILITY.

In order to provide our Broker's e-Vantage sales lead management system, as well as our future products and services, we will be collecting and maintaining private and confidential data from our subscriber base. This private and confidential data will consist primarily of the personal and financial information of the user's customers. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches that occur. Although we have implemented security systems and protocols, there can be no assurance that our security systems or protocols will be sufficient to protect such private and confidential data or that our privacy policies will be deemed sufficient by prospective customers or that it satisfies applicable Federal or state laws or regulations governing privacy, which may be in effect from time to time. The failure to adequately protect customer data or to comply with any Federal or state laws or regulations could expose us to costly litigation or administrative action.

OUR BUSINESS IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND DELAYS IN THE INTRODUCTION OF NEW PRODUCTS AND SERVICES, WHICH COULD CAUSE CUSTOMERS TO SUBSCRIBE TO COMPETING PRODUCTS.

The introduction of services or products embodying new technologies can render existing services or products obsolete and unmarketable. Our future success will depend, in part, on our ability to implement and adopt new technologies, enhance our existing services and products, develop new services and products that address the increasingly sophisticated and varied needs of our customers and prospective customers, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of new services and products or enhanced versions of our existing products and services entails significant technical risks. There can be no assurance that we will be successful in effectively using new technologies, adapting our services and products to emerging industry standards, developing, introducing and marketing service and product enhancements or new services and products, or that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that our new service and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technical or other reasons, to develop and introduce new services and products or enhancements to our existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, our business, financial condition and operating results will be materially and adversely affected.

OUR MARKETPLACE IS NEW AND STILL EMERGING.

The market for sales lead management applications, such as our proprietary Broker's e-Vantage system, is new and evolving. We believe that there is a need for intensive marketing and sales efforts to inform prospective customers about the uses and benefits of our products and services and to develop the overall market. Accordingly, there can be no assurance that these efforts will be successful and that a viable market for our products and services will emerge or be sustainable.

WE ANTICIPATE INTENSE COMPETITION IN THE CRM INDUSTRY WILL DEVELOP FROM POTENTIAL COMPETITORS.

We anticipate intense competition in the CRM industry will develop from potential competitors. Many of our potential competitors are well-established enterprises with long-term operating histories, greater name recognition, and significantly greater financial, technical and marketing resources that can be leveraged by us, thereby gaining market share to our detriment. Moreover, to compete successfully, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance and expand our services. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business and operations. Due to these and other factors, we may not be able to compete successfully in our market environment and the failure to do so could have a material adverse effect on the viability of our business.

IF WE ARE NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, OTHER PARTIES MAY DEVELOP COMPETING PRODUCTS THAT UTILIZE OUR INTELLECTUAL PROPERTY.

We intend to rely on trademark and copyright law, patent law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property. We assert a copyright ownership interest in our proprietary source code and a trademark ownership interest in our "Broker's e-Vantage" trademark and "SLM" logo, and have filed copyright and trademark applications in the appropriate jurisdictions. There can be no assurance that the steps taken to protect our proprietary rights will be adequate, that we will be successful in achieving registration of our copyrights and trademarks (including, without limitation, our Broker's e-Vantage trademark), or that third parties will not infringe upon or misappropriate our intellectual property.

In addition, there can be no assurance that other parties will not assert infringement claims against us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on commercially reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on our business, financial condition and operations.


OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE TO PROTECT US AGAINST COMPETITORS.


In addition to any patents, patent applications, and licenses that we may obtain, we will also rely on unpatented technology and trade secrets. We cannot give any assurance that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can meaningfully protect our rights in such unpatented technology and trade secrets

THE USE OF THE INTERNET FOR COMMERCE MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES.

As the use of the Internet for commerce and data transfer evolves, Federal, state, local or foreign governments may adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. Although many of these regulations may not apply to our business directly, we expect that laws and regulations regulating the solicitation, collection or processing of personal/consumer information of the Internet would have a direct or indirect effect upon our business. It is possible that legislation could expose companies involved in Internet commerce to liability, which could limit the growth of the general use of the Internet. If enacted, such laws, rules or regulations could limit the market for our products and services, which could have a material adverse effect on our business and operations.

In addition, securities brokers/dealers and other financial professionals are subject to strict government regulation. For example, the National Association of Securities Dealers ("NASD") regulates communications between securities brokers and prospective customers. There can be no assurance that new regulations prohibiting or restricting e-mail communications will not be adopted. Furthermore, although the resales of sales lead lists are not presently regulated by the Federal or state governments, such governmental entities could adopt such regulations in the future. The adoption of these types of regulations could have a material adverse effect on our business, operations and financial condition.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND RESULTS OF OPERATIONS

This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management's assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in "Risk Factors." Except as required by law, we undertake no obligation to update any of these forward-looking statements.

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2005 and 2004, together with notes thereto included in this Form 10-SB and (2) our audited interim financial statements and notes thereto for the fiscal years ended December 31, 2006 and 2005 also included in this Form 10-SB.

OVERVIEW

SLM Holdings, Inc. is a Delaware corporation formed in October 2002. It is the holding company for our operating subsidiary, Sales Lead Management, Inc. ("SLM"), a New York corporation formed in May 2001. As the Company and its core products evolved, the acronym SLM was changed to stand for "Software Leveraged Marketing." Through SLM, we specialize in developing products and technology designed to assist businesses that rely on sales to retail customers in the financial services industry, such as securities brokers. Accordingly, our product manages the sales leads and customer prospects of such businesses in a more efficient manner by enabling them to increase the proportion of sales leads that are converted to actual sales. Specifically within the retail financial services industry, we have identified the securities brokerage industry as our first target market.

CORPORATE STRATEGY

We are pursuing various sales organizations beginning with the stock brokerage and financial planning arenas. Initially we are focusing on OSJ's or independently owned operations and subsequently more traditional broker dealer and major wire-houses. Ultimately, the Mortgage and Insurance brokers market, Credit card initiations, magazine sales, auto dealers, water purification products, real estate and time-share markets will be addressed. By integrating lead sales, the SLM auto dialer and VoIP, the permission based e-mail module and building the software as a result of real life experience, we are delivering an incredibly useful and easily adaptable experience. By also offering expert knowledge and a diverse line of prospecting data files, the customers are be able to solve all their prospecting demands using SLM as their only source. By utilizing niche-specific applications, we can dominate a sizeable yet unique target market drastically more efficient than a mammoth software concern, much like a small yacht accessing ports of call unavailable to larger, more formidable mega-yachts.

We have progressed through the developmental stage and are now moving into full market launch. Our plan includes a conversion of the technical infrastructure, hiring of key roles in sales and marketing, and a successful penetration of the existing ten master selling agreements already in place. Immediate plans are to concert the technical infrastructure to a Microsoft.Net platform to provide additional speed and scalability that we need to achieve the planned sales through our five-year plan. The initial focus of the sales staff will be the independent broker-dealer segment.

Our five-year plan includes an additional focus on the OSJ broker-dealers and then wire-houses, and includes beginning the launch into additional revenue streams such as vertical markets that utilize outbound calling of the broker-dealer segment. Investor relations and public relations functions and insurance brokers, mortgage brokers, credit card marketers, water purification companies, and real estate/timeshare sellers are high potential markets. The telemarketing industries combined to deliver 6% of the gross domestic product
(GDP) of the United States and can directly benefit from the products currently being offered by us. We currently have twelve agreements in place, with a total of 250 users.

ACQUISITION STRATEGY

SLM Holdings Inc. has decided to leverage its position as a publicly traded Concern by developing an acquisition and roll-up strategy primarily utilizing cash and the Company's stock as currency. The plan will be to acquire synergistic, high margin, high growth private concerns in or around the SaaS (software as a Service) industry. Management strongly believes that significant opportunity exists to grow sales, earnings and staff while reducing operating costs by implementing multiple strategies acquisitions.

On September 13th, 2006 SLM executed a Letter of Intent to acquire certain assets of VerticalFalls Software, Inc. a manufacturer and Distributor of Financial Services CRM applications featuring FAct(TM) Software (Financial Advisor Compliance and Tracking). The software is targeted to Registered Representatives and Organization's who desire to incorporate the niche specific tools of FAct(TM) into their planned or existing ACT(TM) environment. VerticalFalls currently has over 5500 FAct(TM) licenses in place at Morgan Stanley in over 300 branch offices and more than 3500 additional desktops in place with several other "top tier" Financial Services Organizations including Wachovia and Merrill Lynch. The Letter of Intent is non-binding on behalf of either company and subject to mutually agreeable terms to be reached within 30 days. Any agreement will include a purchase for a combination of both cash and securities from SLM and also would be subject to due-diligence on behalf of both Companies. At this time, no additional agreements have been reached between the parties. Although the parties to this transaction are in still in negotiations, there can be no assurance that the transaction will be consummated.

BUSINESS AND LAUNCH STRATEGY

Our management has significant relationships with securities brokers/dealers, which we believe can be leveraged to assist in the expansion our initial product. The marketing strategy will come in four major steps: first through industry contacts, second through trade shows, third via solicitation, and fourth through the use of seminars.

We have also developed a phased launch strategy to ensure system performance and product viability. This approach has to be carried out to ensure that our brand and product are accepted and established in the marketplace.

TRENDS AND EVENTS

There are no known trends or events that the Company anticipates will have a material impact on its short or long-term liquidity. However, the Company currently needs additional capital, which it intends to resolve by beginning discussions with financial institutions and/or retail broker/dealers. At present, no arrangement or agreements have been entered into regarding the financing requirements of the Company.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

REVENUES

We generated revenue of $314,290 for the fiscal year ended December 31, 2006, as compared to $198,057 for the fiscal year ended December 31, 2005. The increase in revenues was due to the initial marketing the TBeV software system. This further resulted in an increase in the number of users the Company has on its TbeV system at any given moment, (otherwise known as "Desktop Volume"). As the Desktop Volume increases, the cost per desktop significantly decreases, resulting in greater revenues for the Company.

OPERATING EXPENSES

For the year ended December 31, 2006, our total operating expenses were $1,817,607, as compared to total operating expenses of $2,086,309 for the year ended December 31, 2005. The decrease was primarily due from stock based compensation; due to the company poor cash flow in 2005, it had issued stock in lieu of services. As well a decrease in research and development costs of approximately $134,000 in 2005, since the software development was completed in 2005 there were no costs in 2006. In addition, the depreciable asset purchases were minimal, therefore depreciable asset write-off has decreased by approximately $59,000.

MATERIAL CHANGES

The material changes to our financial statements for the fiscal year ended December 31, 2006 is detailed below:

ASSETS

Cash - Increase due to funding received during the year.

Accounts Receivable -The amounts Increased due to a higher volume of sales generated by the Company for the fiscal year ending December 31, 2006.

Prepaid Expenses -The increase was due to the increase in insurance liabilities incurred by the Company for the fiscal year ended December 31, 2006.

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable -This decrease was due the conversion of vendor bills to convertible notes payable.

Deferred Compensation - 2006 increased is due to poor cash flows. The majority of the deferred compensation is due to Mr. Jason Bishara and Mr. Peter Cohen.

Notes to Related Parties - The amounts for the year 2006 decreased by virtue of the fact that Peter Cohen had exercise his options on November 1, 2006 using a note previously issued to him by the Company.

Convertible Notes Payable - 2006 increase since the Company issued additional notes to satisfy current financing requirements.

Note Payable - Venture Fund - In 2006, the Company received funding from a venture capital corp.,

Additional Paid in Capital - 2006 increase is attributable the sale and issuance of additional shares sold to continue to fund operations.

Consulting Fees - This amount increased since the company hired consultants in the beginning of the year for funding search.

Professional Fees - 2006 increase was attributable to increasing costs of legal and accounting fees associated with funding and filing requirements.

Other General and Administrative Expenses for Stock based Compensation - 2006 the decrease was due to less settlements of stock for services.

Depreciation and Amortization - 2006 depreciation has decreased due to the allowable yearly expense and new additions were limited.

Interest Expense, Net - 2006 increased due to the additional issuance of notes and funding received.

CASH FLOW FROM OPERATING ACTIVITIES:

Issuance of Common Stock for Services - The decrease in 2006 was due to less settlements of stock for services.

Prepaid Expenses - This is due to an increase in insurance liabilities.

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

Issuance of Common Stock in connection with Conversion of Convertible Notes and Related Interest - In the fiscal year ended December 31, 2006 the company issued $300,000.00 worth of stock to investors who converted their Notes to Common Stock.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

We generated revenue of $198,057 for the year ended December 31, 2005, as compared to $146,083 for the year ended December 31, 2004. The increase in revenues from that year end in 2004 to 2005 is a result of the Company initially marketing the TBeV software system which further caused in an increase in the number of users the Company has on its TbeV system at any given moment, (otherwise known as "Desktop Volume"). Naturally, as the Desktop Volume increases, the cost per desktop significantly decreases, resulting in greater revenues for the Company.

OPERATING EXPENSES

For the year ended December 31, 2005, our total operating expenses were $2,086,309, as compared to total operating expenses of $3,645,525 for the year ended December 31, 2004. The decrease in total operating expenses was due primarily to an expense of impairment of goodwill in 2004 of approximately $640,000, which did not exist for 2005. In addition, consulting fees have decreased approximately $150,000 due also to the restructuring of the company. In addition, marketing and advertising expenses decreased $129,500, this was due to an initial marketing effort in 2004. In addition, compensation expense decreased by $832,000 due to less compensation for services.

MATERIAL CHANGES

The material changes to our financial statements for the year ended December 31, 2005 is detailed below:

ASSETS

Accounts Receivable -The increase in the account receivables is attributable to the fact that the Company began selling its software product and the 2005.

Software Development Costs -By the year ended December 31, 2005 the Broker's e-Vantage System was developed and amortized over 2003 and 2004.

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable - For the year ended December 31, 2005 SLM was deemed, by definition a "Public Company" which required us to retain legal and accounting representation. As a result, the legal and accounting costs increased during this time.

Accrued Interest -SLM had issued several Convertible Notes to accredited investors in which the interest accrued.

Deferred Compensation -The majority of the deferred compensation was incurred due to Mr. Jason Bishara, the Company's founder and Executive Chairman joining the Company full time in April 2005 and Mr. Peter Cohen, Director of Operations not drawing there regular salary of $10,000 (gross)/month due to negative cash flow.

Notes to Related Parties -The Company borrowed additional funds from Mr. Bishara's wife Laurie Bishara ($100,000.00) and Mr. Cohen ($70,000.00) respectively to satisfy current financing requirements of the Company.

Convertible Notes Payable -SLM issued Convertible Notes to fund operations for the remainder of the year 2005.

Total Current Liabilities -This increase is materially due to continued borrowing to fund operations.

Installment Loan Payable (Long term) -This was the resulted from the agreement between the Company and one of its a vendors who agreed to convert his account receivable from SLM to a long term Convertible Note.

Total Liabilities -This increase is due to continued borrowing to fund operations.

Additional Paid in Capital -This increase is attributable the sale and issuance of additional shares sold to continue to fund operations.

Total Stockholder's Equity -The shareholders equity materially decreased during this period due to continued operating losses.

Revenues -The increase in revenues is as a result of SLM initially marketing the TBEV software system and the resulting increased desktop volume.

Marketing and Advertising -In 2005, SLM decided to avoid the expense of attending trade shows and drastically limited its advertising spending due to cash constraints.

Research and Development-By 2005 the majority of development of The TBeV System was completed resulting in a substantial decrease in costs incurred for research and development.

Consulting Fees and Consulting Fees Related Party - In 2004 SLM utilized an independent consultant to act as its "Director of IT." That relationship was terminated at the close of 2004 thereby drastically reducing consulting costs. The consultant was John Bishara, brother of the Founder Jason Bishara.

Impairment of Goodwill -The decrease in Goodwill was a result of the Southwest Mortgage transaction.

Other General and Administrative Expenses for Stock based Compensation -In 2004 the SLM Employee Options was accounted for and recognized as an expense and while it was not recognized in 2005, thereby materially lowering the amount relating to Other General and Administrative Expenses.

Total Operating Expenses -This overall reduction in total operating expenses is primarily due to reduced stock compensation to employees and an elimination of Goodwill expense.

Loss from Operations -This overall loss from operations is primarily due to reduced stock compensation to employees and an elimination of Goodwill expense.

Interest Expense, Net - In 2005 certain Convertible Notes were converted to equity thereby lowering the Interest Expense. There was a "beneficial conversion" recognized in 2004.

Net Loss -The materially lower net loss is due to reduced stock compensation to employees and an elimination of Goodwill expense.

Weighted Average number of shares outstanding -This increase is due to the issuance and sale of shares to finance operations.

CASH FLOW FROM OPERATING ACTIVITIES:

Issuance of Common Stock for Services -In 2005, SLM was able to settle certain professional services fees in exchange for stock in the Company.

Issuance of Compensatory Stock Option -In 2004 the SLM Employee Options were accounted for and recognized as an expense and none in 2005 thereby materially lowering this figure.

CASH FLOW FROM FINANCING ACTIVITIES:

Proceeds from Installment Loans -In 2005 SLM converted a vendor payable to a long-term equipment loan.

Proceeds from the Issuance of Common Stock, Net of Costs -SLM completed its sale of a $2,000,000.00 Private Placement in 2004 and issued substantially less common stock to fund operations in 2005.

Proceeds from Convertible Notes -SLM issued more Convertible Notes in 2005 than in 2004 to fund its continuing operations.

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

Issuance of Common Stock in connection with Conversion of Convertible Notes and Related Interest -SLM issued $300,000.00 worth of stock to investors who converted their Notes to Common Stock.

PLAN OF OPERATION

The Company was originally comprised of one employee, Mr. Peter Cohen who served as the Company's Director of Operations (a non-executive role). Due to Mr. Cohen's recent passing, every member of the board of directors of the Company has begun to take a more active participation in the daily operations of the Company in order to ensure that Mr. Cohen's loss has a minimal effect, if any, on the day-to-day, as well as long-term operations of the Company.

In the early stages the Company leased "executive" office space in East Meadow, New York and outsourced 100% of all software development. During the later stages of developing the software, the Company began to hire internal developers to assist in bringing the software to point of Beta-testing ability. Three programmers were hired and in 2003 the Company re-located to larger offices in Melville, New York. Following almost 18 months in Beta and advanced Beta testing the Company introduced its web-based software in November 2004. During this period, the Company had hired salespeople, a National Sales Manager and Director of IT. Headcount reached a peak of 12 during the final development of the software. Currently the Company employs eight full time staff in addition to Jason Bishara, the founder who joined the Company as a full time employee in April 2006 as Director of Sales and Executive Chairman. Mr. Bishara is also Chairman of the Board of Directors. The Company again relocated in June 2006 in a move to save on expense when a "sub-lease" became available in Deer Park, New York. Currently the Company has signed twelve master "User Agreements" with its prime market target, the SMB (Small to Medium Business) sized Broker/Dealer market. These existing clients employ over 3000 Registered Representatives. SLM Holdings, Inc. has signed over 400 users to the system and currently has an active user base (billing) of over 250 Representatives. It is management's belief that it can attain its interim goal of reaching 400 desktops within the current universe of executed selling Agreements.

400 desktops represent the "breakeven" target that the Company needs to achieve neutral cash flow. It should be stated that up until its most recent funding, almost of all cash received as a result of either securities sales, loans or revenue has been used to fund development and the ongoing expense of running the Company and not for Marketing or Sales promotion. The Company has recently enacted a comprehensive marketing plan for the remainder of 2006, 2007 and 2008. The plan encompasses a direct mail, advertising and significant "key-ad" response campaign utilizing Google and the professional placement of those ads with an agency known to be "best in class" for the campaign. Commission structures for salesman have been formulated to offer recurring incentives to existing staff and new hires. The Company also intends to attend at least two industry specific conferences in 2007 and exhibit at both.

During the next 12 months, SLM also intends to open a south Florida Sales and Executive office to complement the growing number of clients we have in the region. On September 14th, 2006, SLM announced that it had signed a non-binding letter of Intent to acquire VerticalFalls Software Inc., a Mid-Atlantic producer and distributor of desktop-based software. VerticalFalls primary product is called F.A.C.T. and is currently installed on over 10,000 desktops including 6000 at Morgan Stanley, 1000 at Wachovia, UBS, Primerica and others. SLM views the VerticalFalls software line as complimentary and sees a vast potential market in cross-selling existing and future F.A.C.T. users with recurring revenue lead, dialer and email services. Both Companies' are currently involved in negotiating a term sheet and hope, although there can be no assurance, to reach agreement by January 1, 2007. It should also be noted that we have been approached by Salesforce.com, an industry leader in SOS (Software as a Service) to become part of their "Appexchange" vendor program and Management believes, although there can be no assurance that these discussions will yield a partnership leading to significant results for sales of our software.

The management of SLM views the majority of our product lines as extremely "vertical" and that possess the features and benefits allowing for the sale of our web based software to many different industries. Some of the planned verticals include configuration for the time-share sales industry, the mortgage sales industry, Insurance sales and even automotive and marine sales industries. Additionally, Management believes that the existence of many "micro-industries" that utilize permission based email campaigns and that employ home based workers can represent a very significant potential target market for the Company.

LIQUIDITY AND CAPITAL RESOURCES

We had cash of $40,228 and accounts receivable of $25,124 as of December 31, 2006, together with $45,445 of prepaid expenses making our total current assets $110,797. The total of our property and equipment, less accumulated depreciation, was a net value of $107,049.

We had cash of $3,279 and accounts receivable of $19,029 as of December 31, 2005, together with $7,325 of prepaid expenses making our total current assets $29,633. The total of our property and equipment, less accumulated depreciation, was a net value of $185,185.

To date we have funded our operations primarily from multiple sales of private placement of our securities to accredited investors, loans from accredited investors including a Board advisor and an Institutional placement of a senior loan with the Aegis New York State Venture Capital Fund. Two key employees, the Director of Operations and the Executive Chairman have also loaned the Company $100,000.00 and $105,000.00, respectively. We have raised approximately $5,000,000 to date. Details of all the Company's historical financings are detailed in this filing. The Company has also generated $ 790,149 in revenues since inception. As of December 31, 2006, the Company has $76,900 on deposit at First Republic Bank and an additional $6,600 on Deposit at Citibank, N.A. The Company has receivables totaling approximately $25,124 for a total short-term cash availability of $65,424.00. It is anticipated that in order to fund the Company and implement its marketing and growth strategy, the Company will need to seek substantial additional funding. Management anticipates the need for at least $720,000 over the following six months through June 2007 to facilitate its plan. This would leave the Company an additional deficit of roughly $250,000 by April 2007 in addition to all existing and outstanding Notes and Obligations. Currently the Company has twenty long-term accredited Note holders including Mr. Bishara. All of the existing Notes except for the Bishara Note ($105,000.00) and the Aegis Note (now $400,000) are convertible into the Company's Common Stock. The total outstanding debt is $2,150,000. Currently, the Company has no significant trade debt and the only long-term leasehold or commitment is to Five Point Capital Leasing and Pentech Financial for Computer related equipment leasing. The lease runs an additional four years and is payable at $2,000 per month.

As discussed, to date, we have incurred substantial losses, and will require financing for working capita1 to meet our operating obligations. We anticipate that we will require financing on an ongoing basis for possible the first two quarters of 2007, which we will seek. There can be no assurance that such financing will be available. During the first quarter of the new year we hope to have our common stock quoted on the NASDAQ-OTCBB as a result of this filing. We then intend to seek to raise up $5,000,000 in an additional funding sometime in 2007. The net proceeds from the offering will be used to pay down any non-converted Notes including Aegis Capital and leave the Company in excess of $3,000,000.00 of net proceeds to operate and grow sales and earnings for the next twenty-four months. SLM may also utilize the funds along with its shares to acquire one several other possible private software companies that Management has identified to have compelling synergies to SLM and our product line. We have not entered into any agreements with any entity or banker for such financing and there can be no assurance that we will be able to do so.

The Software as a Service model (SOS) that we have structured our business around is an extremely tried and tested approach. Management believes that if handled properly, the margins for the right software solution can be significant as witnessed by many of the industry leaders including IBM and Salesforce.com. Management anticipates turning profitable sometime during Q2 of 2007; however, if a successful implementation of Vertical Falls is closed beforehand then revenue streams and efficiencies of scale could lead to a profitable Q1 on a fully consolidated basis. The hosted model experiences radically pronounced margins once SG&A has been reached because the cost of hosting and personnel remains virtually constant with desktop growth and COGS is almost nonexistent therefore, gross profits grow exponentially with every new desktop above and beyond the desktop figure needed to "breakeven." The solution also provides customers with a very low upfront or "out of pocket" cost thereby eliminating a traditionally omnipresent "ROI" concern that potential users are faced with when buying desktop-based solutions.

The costs to be incurred, as well as the obligations that need to be met by reason of becoming a publicly reporting company will be taken from revenues earned through operations. We also intend to secure additional financing from outside sources in order to meet these costs and obligations. At this time, no agreements have been entered into relative to future financing of the Company and there are assurances that such will be obtained.

Due to Mr. Cohen's recent passing, all amounts due to him at this time under the Notes in his name and as deferred compensation will be payable to his estate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

REVENUE RECOGNITION

Revenues from its software tools and data services are recognized ratably as earned over the term of the subscriptions. The Company invoices and is paid on a monthly basis for access to its proprietary software and database.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has entered into a two separate lease agreements, one for its administrative office and the other for a corporate apartment for its executives. The lease for the corporate apartment expires on January 17th, 2007 at a rate of $2709.00 per month. The lease for the administrative office expires August 31, 2007 with annual rent of approximately $14,000 before annual escalations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 31, 2006 regarding the beneficial ownership of our Common Stock held by each of our executive officers and directors; our officers and directors as a group; and each person who beneficially owns in excess of five (5%) percent of our Common Stock. The inclusion in this section of any shares deemed beneficially owned does not constitute an admission by that person of beneficial ownership of those shares.

                                          CURRENT
                                    BENEFICIAL OWNERSHIP     CURRENT
       BENEFICIAL OWNER                (IN SHARES)(1)      OWNERSHIP(1)
       ------------------------------------------------------------------
       Jason Bishara (O&D)               15,000,000           45.3%

       Peter L. Cohen(2)                  5,000,000           15.1%
       Steven B. Rosner                   1,897,541            5.0%
       Thor Johnson(3) (D)                  235,000               *
       Douglas Zindulka(4) (D)            1,165,000               *
       Richard Joyce
       Ajay Patel(5) (D)                  2,000,000               *
                                            220,000               *
       Brian Byrne(6) (D)                   265,000               *
       All Officers and Directors        25,782,541           68.4%
       ------------------------------------------------------------------

(1) Excludes the conversion of all the Notes into shares of Common Stock and excludes the exercise of all the Warrants into shares of Common Stock, but includes options issued to our executive officers and directors pursuant to the Stock Option Plan.

(2) Due to Mr. Cohen's recent passing, his stock ownership in the Company will be transferred to his estate.

(3) All are Options to purchase 235,000 shares of Common stock at $0.40 per share

(4) This includes Options to purchase 165,000 shares of Common Stock at $0.40 per share

(5) All are Options to purchase 220,000 shares of Common Stock at $0.40 per share

(6) All are Options to purchase 265,000 shares of Common Stock at $0.40 per share

*     Less than 5%.

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

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information concerning each of our current executive officers and directors. Our officers are appointed to serve in such capacities until the earlier of the appointment and qualification of their respective successors, or until their respective deaths, resignations, or removals by the Board of Directors from such position. Directors are elected to serve in such capacities until the earlier to occur of the election and qualification of their respective successors or their respective deaths, resignations, or removals by our shareholders from such positions.


        NAME          AGE                          POSITIONS
-----------------------------------------------------------------------------------
Jason Bishara         33    Executive Chairman, Director of Marketing and Director
Brian Byrne           46    Director
Thor Johnson          54    Director
Ajay Patel            40    Director
Douglas P. Zindulka   40    Director
-----------------------------------------------------------------------------------

JASON A. BISHARA. Mr. Bishara is our founder, Executive Chairman and Director. Mr. Bishara has extensive experience on Wall Street including Ownership, Managerial and Production experience in the Broker/Dealer setting. Mr. Bishara managed and trained hundreds of Register Representatives during his decade as a banker. Additionally he has experience in many aspects of investment banking including initial public offerings and private placements. The Software which drives SLM Holdings Inc. was conceived, created and originally funded by Mr. Bishara out of a "must have" vacuum that existed within his personal practice on Wall Street. In April 2005 Mr. Bishara retired from Wall Street to pursue the role of Chairman and Director of the Company and launch the TBeV marketing effort.

BRIAN BYRNE. In December 2005, we entered into an agreement with Mr. Byrne to act as our Chief Executive Officer on an interim basis for a three-month trial period. The Agreement was not renewed and currently Mr. Byrne is a Director of SLM. Mr. Byrne has accomplished sales, marketing and operations executive with senior management experience in all facets of the technology industry. Credentials include a BA degree from Notre Dame, an MS degree from the School of Computer Science at DePaul University as well as an MBA in Marketing and Management Strategy from the J.L. Kellogg Graduate School of Management at Northwestern University.

THOR JOHNSON. Mr. Johnson has served as a director of since August 2003. From April 2001 to the present, he has served as an independent consultant to several Internet ventures. From August 1998 to March 2001, Mr. Johnson served as the President of Agency.com, a full service web application and development company, where he oversaw a staff of approximately 200 employees. From 1995 to March 1998, Mr. Johnson served as the Chief Financial Officer of Juno Online Services, Inc., a large Internet service provider.

AJAY PATEL. Mr. Patel currently serves as Senior Manager in the Pittsburgh office of KPMG LLP, a worldwide audit and management consulting firm. He originally joined the firm in September 2001. In this capacity, he provides advisory services to entrepreneurial, mid-market, and Fortune 1000 companies in a variety of industries in the areas of business and business process strategy, risk management, audit services. Mr. Patel also serves as an officer, majority shareholder, and key advisor in numerous real estate/hotel development companies. Prior to September 2001, he served as Senior VP at Young & Rubicam for one year and as Assistant Director at Ernst & Young. He received his MBA in Finance with honors from Case Western Reserve University and his BS in Engineering with honors from Virginia

Tech. He also holds professional certifications as an information systems auditor and project management professional.

DOUGLAS P. ZINDULKA. Mr. Zindulka is currently Director of Merchandise Planning for Bed Bath and Beyond, a major nationwide retailer of superstores selling predominantly better quality domestics merchandise and home furnishings. The company's over 700 stores principally range in size from 30,000 to 50,000 square feet, with some stores exceeding 80,000 square feet. Its stock is traded on the NASDAQ National Market and is included in the Standard and Poor's 500 Index and the N.ASDAQ 100 Index. The company is counted among the Fortune 500 and the Forbes 2000. Net sales in the most recent fiscal year were in excess of $5.1 Billion. Mr. Zindulka has been with the company since 1995 when there were only 65 stores. He led the development of the planning division from inception and has prepared if for sustainable growth. In addition to driving sales, his focus has been in the development of proprietary software along with the implementation of all surrounding processes and procedures in support of over 100 employees. Prior to joining Bed Bath and Beyond, Mr. Zindulka was employed by Macy's since 1987 where he performed similar functions. Mr. Zindulka holds a BS in Mathematics from The State University at Stony Brook NY.

ADVISORY BOARD

RICHARD JOYCE. Mr. Joyce currently serves as the Chairman of the Board of Directors of Wireless Information Network, Ltd., a United Kingdom based supplier of third party wireless services. Mr. Joyce's career in the telecommunications industry has spanned 25 years. Mr. Joyce was employed by 3Com Corp. for 13 years during which he has served in a variety of executive and management roles for 3Com Corp. including the position of senior vice-president of Worldwide Sales during which time 3Com Corp.'s sales increased to a level in excess of $5 billion annually. In addition, Mr. Joyce was a member of 3Com's Executive Committee. Mr. Joyce has also served in various sales, engineering and management positions for Esso Petroleum, RFL Electronics, Wootton Jeffrey's & Partners, Network Systems, and Cambridge International. Mr. Joyce received a Bachelor of Science degree with honors in Electrical and Electronic Engineering from the University of Bath.

COMMITTEES OF THE BOARD OF DIRECTORS

We do not have committees of the Board. The Board is currently in the process of forming an Audit Committee and a Compensation Committee.

DIRECTOR INDEPENDENCE

      As of the date of this Registration Statement, all member of our Board of Directors, other than Mr. Jason Bishara, may be deemed to be "independent". In making that determination we used the definition of independence used by NASDAQ, even though such definition does not currently apply to us because we are not listed on NASDAQ.

ITEM 6. EXECUTIVE COMPENSATION

We adopted a compensation package for our non-employee directors. Each non-employee director receives options to purchase 50,000 options each year (January 1 issuance) and exercisable at the FMV (fair market value) on the date of issuance and vested quarterly over the following 12 months. We also pay each non-employee director $500 and issues them options to purchase 5,000 shares of Common Stock for attendance at each Board meeting.

EXECUTIVE OFFICER COMPENSATION

Below is the Summary Compensation Table for the Executive Officers of the Company to date:

                                                                             NON-
                                                                          QUALIFIED
                                                                           DEFERRED
                                                             NON-EQUITY    COMPEN-
                                           STOCK    OPTION   INCENTIVE     SATION     ALL OTHER
     NAME       YEAR    SALARY     BONUS   AWARDS   AWARDS   PLAN COMP.    EARNINGS      COMP       TOTAL.
-----------------------------------------------------------------------------------------------------------
Jason Bishara   2006   $ 120,000    $ 0     $ 0      $ 0        $ 0          $ 0      $  16,254   $ 136,254
                2005     120,000      0       0        0          0            0         16,254     136,254
Peter Cohen     2006   $ 120,000    $ 0     $ 0      $ 0        $ 0          $ 0      $  16,254   $ 136,254
                2005     120,000      0       0        0          0            0         16,254     136,254
-----------------------------------------------------------------------------------------------------------

Jason Bishara, our Executive Chairman, began his employment with SLM Holdings, Inc. in May of 2005. He receives an initial annual base salary of $120,000.00. To date, Mr. Bishara has deferred a total of $117,953 (the majority of his 2005/6 salary) through December 31, 2006. Mr. Cohen also received an initial base salary of $120,000.00 but has deferred a total of $78,690 up to the time of his death.

The Company also previously provided a corporate apartment for its executives, Jason Bishara and Peter Cohen, which both individuals shared, at a cost of $2,709 each month. The lease for the corporate apartment expired last January 17th, 2007 and was not renewed.

EMPLOYMENT AGREEMENTS

Effective April 1, 2006, The Company's employment agreements with Jason Bishara, our Executive Chairman and Peter Cohen, the Company's Director of Operations expired. Mr. Bishara currently serves as an Employee of the Company without the benefit of a formal agreement. Mr. Cohen also served as an employee of the Company despite the expiration of his employment agreement with the Company up to the time of his passing this past January 20, 2007.

At present, there is no employment agreement between the Company and Mr. Bishara. The Company plans to convene a Compensation Committee by the second quarter of 2007 for the purpose of structuring a new agreement with Mr. Bishara at that time. It is anticipated that the Company will seek a two to four year employment contract with salary ranges between $120,000 and $150,000 annually for Mr. Bishara.

OUTSTANDING EQUITY AWARDS

None.

DIRECTOR'S COMPENSATION

Below is the Summary Compensation Table for the Directors of the Company to date:

                                                                             NON-
                                                                          QUALIFIED
                      FEES EARNED                           NON-EQUITY     DEFERRED
                      OR PAID IN                   OPTION   INCENTIVE    COMPENSATION   ALL OTHER
       NAME              CASH       STOCK AWARDS   AWARDS    PLAN COMP     EARNINGS       COMP.      TOTAL
-----------------------------------------------------------------------------------------------------------
Jason Bishara           120,000          0              0       0             0          16,254     136,254
Peter Cohen             120,000          0              0       0             0          16,254     136,254
Brian Byrne                   0          0         42,000       0             0               0      42,000
Thor Johnson                  0          0         40,000       0             0               0      40,000
Ajay Patel                    0          0         34,000       0             0               0      34,000
Douglas P. Zindulka           0          0         42,000       0             0               0      42,000
-----------------------------------------------------------------------------------------------------------

Jason Bishara, our Executive Chairman, began his employment with SLM Holdings, Inc. in May of 2005. He receives an initial annual base salary of $120,000.00. To date, Mr. Bishara has deferred a total of $117,953 (the majority of his 2005/6 salary) through December 31, 2006. Mr. Cohen also received an initial base salary of $120,000.00 but has deferred a total of $78,690 up to the time of his death.

The Company also previously provided a corporate apartment for its executives, Jason Bishara and Peter Cohen, which both individuals shared, at a cost of $2,709 each month. The lease for the corporate apartment expired last January 17th, 2007 and was not renewed.

The Option Awards granted to Brian Byrne, Thor Johnson, Ajay Patel and Douglas
P. Zindulka are granted for their services as directors of the Company. All options are exercisable at $.40 per share. None of these individuals have exercised these options as of the date of this registration statement.

STOCK OPTION PLANS

Our Board of Directors has adopted our 2004 Stock Option Plan (the "Plan"). The purpose of the Plan is to encourage stock ownership by certain of our directors, officers, and employees and certain other persons instrumental to our success, and to give them a greater personal interest in our success. The Plan permits us to grant options upon terms and conditions, and in such numbers, as are customarily granted by companies in the service provider and high technology industries. The Plan has 28,000,000 shares of Common Stock reserved for issuance upon the exercise of options designated as either (i) incentive stock options ("ISOs") or (ii) non-qualified options. It is expected that ISOs may be granted under the Plan to our employees and officers. Non-qualified options may be granted to our consultants, directors (whether or not they are employees), employees or officers. In 2002, 5,000,000 options were issued to Peter Cohen pursuant to the terms of Mr. Cohen's employment agreement. These options were fully vested and exercisable as of December 31, 2005. On November 1, 2006, Mr. Cohen exercised all of his options at a cost of $100,000.00. No stock award has been granted to Mr. Bishara or Mr. Cohen under the 2004 Stock Option Plan.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our issuance of the $500,000 convertible note to Aegis NY Venture Fund, Jason Bishara and Peter Cohen personally guaranteed the Company's obligations under the note. (See Item 4 of Part II "recent sale of Unregistered Securities)

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on the stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders or more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefore. In the event of liquidation, dissolution of winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preferences over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 2006, 36,981,050 shares of our common stock were issued and outstanding.

As of December 31, 2006, our common stock was held of record by 493 shareholders. This number does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

We will become a reporting company under the Securities Exchange Act of 1934, as amended, upon the effectiveness of this Form 10-SB registration statement. Until such date as shall be ninety (90) days from the date of its effectiveness, our stockholders will not be able to avail themselves of Rule 144.

In general, under Rule 144 as currently in effect, a person or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell, within any three month period, a number of shares that does not exceed 1% of the number of then outstanding shares of our Common Stock; provided, that public information about us as required by Rule 144 is available and the seller complies with manner of sale provisions and notice requirements.

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of our business.

TRANSFER AGENT

Our transfer agent is Securities Transfer Corp. The address is 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

ITEM 2. LEGAL PROCEEDINGS

We are not party to any material legal proceedings, nor to the knowledge of SLM Holdings, Inc., is there any such proceeding threatened against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The financial statements of SLM Holdings, Inc. are audited by Holtz Rubenstein Reminick, LLP, Certified Public Accountants. They hold office at 1430 Broadway, New York, NY, 10018-3308.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of our securities that have been sold or issued by us during the past three years. These securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act of 1933 which permits sales of securities by an issuer solely to one or more accredited investors, if the aggregate offering price of an issue of securities offered does not exceed the amount $5,000,000.00. This exemption is available if there is no advertising or public solicitation in connection with the transaction by the issuer or anyone acting on the issuer's behalf, and if the issuer files such notice with the Commission as the Commission shall prescribe.

Between approximately February 2003 and March 2005, we raised approximately $2,000,000 in a private offering to certain accredited investors for 5,000,000 shares our Common Stock (after accounting for our 5:1 forward stock split). Also, we issued to JP Turner, the Selling Agent for such offering, warrants to purchase 1,250,000 shares of our Common Stock at an exercise price of $.20 per share. None of the warrants issued to the accredited investors and JP Turner have been exercised.

Between approximately October 2003 and April 2004, we issued (to certain accredited investors pursuant to a private offering) 10% convertible promissory notes in the aggregate amount of $500,000 (the "Second Bridge Financing"), of which $460,000 in principal and $50,000 in interest was converted into 2,550,000 shares of our Common Stock (after accounting for our 5:1 forward stock split). We paid the $40,000 of the balance of the principal amount due under the Note by valid corporate check. In addition, such accredited investors received warrants to purchase an aggregate of 500,000 shares of our Common Stock (after accounting for our 5:1 forward stock split) at an exercise price of $.02 per share. Also, we issued to JP Turner, as a finder's fee, warrants to purchase 250,000 shares of our Common Stock (after accounting for our 5:1 forward stock split) at an exercise price of $.20 per share. None of the warrants issued to the accredited investors and JP Turner have been exercised.

In 2005, we issued (to certain accredited investors) convertible promissory notes in the aggregate principal amount of $400,000, of which $300,000 (plus interest) is due on demand from one holder. In December 2005 a settlement of 1,000,000 shares of SLM Holdings Common Stock was reached with the holder of $300,000 in past due notes to settle all "penalty equity issuances" due as a result of lateness and halt any additional "penalty equity issuances" thru 6/30/2006 provided the notes plus interest are retired prior to 6/30/2006. Currently, the company is in negotiations to reorganize this note. The remaining $100,000 (plus interest) from another holder has been converted into Common Stock as per the terms of the Note (137,500 shares). No warrants were issued to the holders of those notes. Additionally in December, 2005, the wife of the Chairman to the Company, Laurie Bishara and our then Director of Operations, lent the Company $105,000 and in the form of a 12 month note at 10% interest.

Between January and April 2006, the Company issued an additional $525,000.00 in two-year convertible notes. The notes accrue interest at 10% per year and both principle and interest are convertible into Common Stock at $0.40 per share.

In April 2006, the Company issued a $500,000 convertible promissory note to Aegis NY Venture Capital Fund. The loan is senior to all other corporate debt and Aegis received an equity "kicker" consisting of a Common Stock purchase warrant to buy up to 6% of the Company at a $6,000,000.00 valuation. In July 2006 the terms of the loan were amended. Aegis agreed to release an additional $200,000.00 prior to certain loan provisions being met in exchange for an additional 2% equity "kicker" at similar terms to the first. SLM has since repaid $100,000.00 of the debenture.

On October 24, 2006 the Company entered into a six month, unsecured Convertible Note with an accredited investor and long-term advisor to the Company, Mr. Richard Joyce. The Note was for $500,000.00 at 10% per annum interest and is convertible into common stock at a rate of $0.20 per share. The Note also had a 1,000,000-share equity issuance attached. Mr. Joyce resides in Ascot, Cheshire, UK. No commissions were paid for the transaction.

On November 1, 2006, the Company issued Peter Cohen 5,000,000 shares of common stock upon his exercise of his options.

There were no underwriting discounts or commissions paid in connection with the sale of these securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of a director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (iii) for an unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit. In any event, the liability of a director shall be limited to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that all officers and directors shall be indemnified and held harmless by us to the fullest extent permitted by the Delaware General Corporation Law. Such right shall include the right to require advancement by us of reasonable expenses incurred in defending any such proceeding; provided, however, that the payment of such expenses in advance shall be made by us only upon delivery to us of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking, by or on behalf of such person, to repay all amounts advanced if it is ultimately determined that such person has not satisfied such requirements.

Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless, in the opinion of our counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

We will provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as our directors or officers, whether or not we would have the power to indemnify such person against such liability, as permitted by law. The cost of such a policy will be approximately $50,000.00 annually for $3,000,000.00 in coverage.

                                    PART F/S

FINANCIAL STATEMENTS

                                Table of Contents

SLM HOLDINGS, INC AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31,2006 AND 2005

SLM HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENED DECEMBER 31, 2005 AND 2004

Financial Statements

                        SLM HOLDINGS, INC. AND SUBSIDIARY
                                  AS OF AND FOR
                              THE FISCAL YEAR ENDED
                                DECEMBER 31, 2006

                               SLM HOLDINGS, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
Report of Independent Auditors for the year ended December 31, 2006

Balance Sheet as of December 31, 2006 .................................................................    F-1

Statements of Operations for the fiscal year ended December 31, 2006 and 2005 .........................    F-3

Statement of Changes in Stockholders' Equity for the fiscal year ended December 31, 2006 and 2005 .....    F-4

Consolidated Statements of Cash Flows for the fiscal year Ended December 31, 2006 and 2005 ............    F-5

Notes to Consolidated Financial Statements ............................................................    F-6

                   Condensed Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SLM Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of SLM Holdings, Inc. and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SLM Holdings, Inc. and Subsidiary as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a stockholders' deficiency, incurred losses from operations for the years ended December 31, 2006 and 2005 and needs to raise additional capital to fund its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

Melville, New York
February 14, 2007

                       SLM Holdings, Inc. and Subsidiary
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,

                                                                        2006            2005
                                                                    ------------    ------------
                                     ASSETS

CURRENT ASSETS
      Cash and Cash Equivalents                                     $     40,228    $      3,279
      Accounts Receivable                                                 25,124          19,029
      Prepaid Expenses and Other Current Assets                           45,445           7,325
                                                                    ------------    ------------
              Total Current Assets                                       110,797          29,633

PROPERTY AND EQUIPMENT, NET                                              107,049         185,185

OTHER ASSETS
      Security Deposits                                                    5,674          17,317
                                                                    ------------    ------------


TOTAL ASSETS                                                        $    223,520    $    232,135
                                                                    ============    ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
      Accounts Payable and Accrued Expenses                         $    276,084    $    346,710
      Deferred Compensation                                              202,605         176,991
      Equipment Loans Payable                                             10,098          11,947
      Notes Payable - Related Parties                                    105,000         170,000
      Convertible Notes Payable - Net of Discount                      1,645,000         795,000
                                                                    ------------    ------------

              Total Current Liabilities                                2,238,787       1,500,648
                                                                    ------------    ------------

LONG-TERM LIABILITIES
      Note Payable - Venture Fund                                        400,000               -
      Equipment Loans Payable, net of current portion                     43,158          49,762
                                                                    ------------    ------------

              Total Long-Term Liabilities                                443,158          49,762
                                                                    ------------    ------------

              Total Liabilities                                        2,681,945       1,550,410
                                                                    ------------    ------------

STOCKHOLDERS' DEFICIENCY
      Preferred Stock - $.0001 par value, 10,000,000 Shares
          Authorized, None Issued and Oustanding at
          December 31, 2006 and 2005                                           -               -
      Common Stock - $.0001 par value, 100,000,000 Shares
          Authorized, 36,981,050 and 29,604,800 Shares Issued and
          Outstanding at December 31, 2006 and 2005, respectively          3,698           2,960
      Additional Paid-In Capital                                       9,813,252       7,401,834
      Accumulated Deficit                                            (12,275,375)     (8,723,069)
                                                                    ------------    ------------

              Total Stockholders' Deficiency                          (2,458,425)     (1,318,275)
                                                                    ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                      $    223,520    $    232,135
                                                                    ============    ============



See notes to consolidated financial statements.

                       SLM Holdings, Inc. and Subsidiary
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the Years Ended December 31,

                                                             2006            2005
                                                         ------------    ------------
Revenues (includes $7,333,
   from related party in 2005)                           $    314,290    $    198,057
                                                         ------------    ------------

Operating Costs and Expenses
  Marketing and Advertising                                   129,464          84,592

  Research and Development                                          -         134,538
  Consulting Fees                                              88,475          33,138

  Consulting Fees - Related Party                                   -           5,500
  Rent                                                        104,390         100,241
  Professional Fees                                           290,006         151,392
  Travel and Entertainment                                     85,970          87,801
  Office                                                       44,340          43,441
  Other General and Administrative Expenses, including
   $116,226 and $486,000 of Stock-Based Compensation
   in 2006 and 2005, respectively                             976,902       1,288,112
  Depreciation and Amortization                                98,060         157,554
                                                         ------------    ------------

     Total Opertaing Expenses                               1,817,607       2,086,309
                                                         ------------    ------------

      Loss from Operations                                 (1,503,317)     (1,888,252)

Interest Expense, Net                                       2,048,989         191,605
                                                         ------------    ------------

      Net Loss                                           $ (3,552,306)   $ (2,079,857)
                                                         ============    ============

Net Loss per common share:
  Basic and diluted                                      $      (0.11)   $      (0.07)
                                                         ============    ============

Weighted average number of shares outstanding              31,808,133      28,509,662
                                                         ============    ============

See notes to consolidated financial statements.

                        SLM Holdings, Inc. and Subsidiary
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 For the Years Ended December 31, 2006 and 2005


                                                        Common Stock             Additional
                                                ----------------------------      Paid-in      Accumulated
                                                   Shares          Amount         Capital        Deficit          Total
                                                ------------    ------------    ------------   ------------    ------------
Balance at January 1, 2005                        27,196,050    $      2,720    $  6,649,288   $ (6,643,212)   $      8,796

Issuance of Common Stock in Connection
  with Private Placement Memorandum,
  Net of Costs                                       300,000              30         104,370                        104,400

Conversion of Bridge Loan Financing
  and Related Accrued Interest                       493,750              49          98,701                         98,750

Issuance of Common Stock in connection
  with Services                                    1,615,000             121         485,879                        486,000


Conversion of Investor Loan Adjustment                                    40             (40)                             -

Value of Beneficial Conversion Feature in
  Connection with Convertible Bridge Loan                                             63,636                         63,636

Net Loss                                                                                         (2,079,857)     (2,079,857)
                                                ------------    ------------    ------------   ------------    ------------

Balance at December 31, 2005                      29,604,800           2,960       7,401,834     (8,723,069)     (1,318,275)


Issuance of Common Stock                             137,500              14          54,986                         55,000

Conversion of Bridge Loan Financing
  and Related Accrued Interest                     1,018,750             102         299,898                        300,000

Issuance of Common Stock in connection
  with Services                                      120,000              12          47,988                         48,000

Issuance of Common Stock in connection
  with Financing                                   1,000,000             100         399,900                        400,000

Issuance of Common Stock in connection
 with Exercise of Stock Options                    5,000,000             500          99,500                        100,000

Issuance of Common Stock in connection
 with Exercise of Warrants                           100,000              10           1,990                          2,000

Granting of Warrants and Value of
 Beneficial Conversion Feature in
  Connection with Note Payable - Venture Fund                                        935,335                        935,335

Granting of Warrants and Value of
 Beneficial Conversion Feature in connection
 With Convertible Notes                                                                3,595                         3,595

Value of Beneficial Conversion Feature in
  Connection with Convertible Loan                                                   500,000                        500,000

Stock Based Compensation                                                              68,226                         68,226

Net Loss                                                                                         (3,552,306)     (3,552,306)
                                                ------------    ------------    ------------   ------------    ------------

Balance at December 31, 2006                      36,981,050    $      3,698    $  9,813,252   $(12,275,375)   $ (2,458,425)
                                                ============    ============    ============   ============    ============

See notes to consolidated financial statements.

                        SLM Holdings, Inc. and Subsidiary
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        For the Years Ended December 31,

                                                                          2006          2005
                                                                      -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                           $(3,552,306)   $(2,079,857)
Adjustments to Reconcile Net Loss to
  Net Cash Used In Operating Activities:
    Depreciation and Amortization                                         98,060        157,554
    Accretion on Discount and Beneficial Conversion Value
     on Convertible Notes Payable                                        500,000        101,136
    Issuance of Stock Based Compensation                                 116,226        486,000
    Issuance of Common Stock for Interest                                400,000              -
    Issuance of Warrants                                                 938,930              -
   Changes in assets and liabilities:
    Accounts Receivable                                                   (6,095)       (12,316)
    Prepaid Expenses                                                     (35,862)         3,046
    Employee Advances                                                     (2,258)          (521)
    Security Deposits                                                     11,643         (6,092)
    Accounts Payable and Accrued Expenses                                (45,626)       117,042
    Deferred Compensation                                                 25,614        176,991
                                                                     -----------    -----------

Net Cash Used In Operating Activities                                 (1,551,674)    (1,057,017)
                                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payments for Purchases of Property and Equipment and
    Software Development Costs                                           (19,924)       (39,600)
                                                                     -----------    -----------

Net Cash Used In Investing Activities                                    (19,924)       (39,600)
                                                                     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from Issuance of Common Stock, Net of Costs                  55,000        104,400
    Proceeds from Issuance of Common Stock for Exercise of Warrant         2,000              -
    Payments to Equipment Loan Payable                                    (8,453)             -
    Proceeds from Convertible Notes                                    1,195,000        795,000
    Payments to Convertible Notes                                        (70,000)             -
    Proceeds from Venture Fund                                           400,000              -
    Proceeds from Related Parties                                         35,000        170,000
                                                                     -----------    -----------

Net Cash Provided By Financing Activities                              1,608,547      1,069,400
                                                                     -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents                          36,949        (27,217)
Cash and Cash Equivalents - Beginning of Year                              3,279         30,496
                                                                     -----------    -----------

CASH AND CASH EQUIVALENTS - END OF YEAR                              $    40,228    $     3,279
                                                                     ===========    ===========

Schedule of Non-Cash Financing Activities:
  Issuance of Common Stock in connection with Conversion
    of Convertible Notes and Related Interest                        $   300,000    $    98,750
  Equipment acquired through financing                                         -         61,709
  Issuance of Common Stock for Exercise of Stock Options                 100,000              -



See notes to consolidated financial statements.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

NOTE 1 - NATURE OF THE BUSINESS

Sales Lead Management, Inc. ("SLM") was incorporated as a New York corporation on May 10, 2001 ("Inception"). SLM has developed software tools and data files which are provided via an application service provider ("ASP") model to a variety of sales professionals throughout the country. SLM's technology allows the users to access The Broker's e-Vantage ("TBEV") system, a prospect management and lead fulfillment solution for financial professionals. SLM has devoted substantially all its efforts to research and product development and raising capital.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a limited operating history and has incurred losses from operations since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters include continued development and marketing of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance the Company will be successful in obtaining sufficient fees from its products or financing on terms acceptable to the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated Financial Statements include the accounts of SLM Holdings, Inc., the parent company, and its wholly-owned subsidiary, Sales Lead Management, Inc., after elimination of all material intercompany accounts, transactions, and profits.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

Management must make estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all accounts receivable recorded on the books are deemed collectible.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximates fair value.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005


USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful life is three years for computer equipment and five years for office equipment. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

SOFTWARE COSTS

The Company capitalizes software development costs from the point in time where technological feasibility has been established until the computer software product is available to be sold. The Company performs periodic reviews to ensure that unamortized software costs remain recoverable from future revenue. The Company is amortizing these software development costs over estimated life of two years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets as determined by estimated discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has not recorded any impairment losses since its inception.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Research and development costs amounted to $0 and $134,538 for the years ended December 31, 2006 and 2005, respectively.

REVENUE RECOGNITION

Revenues from its software tools and data services are recognized ratably as earned over the term of the subscriptions. The Company invoices and is paid on a monthly basis for access to its proprietary software and database.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB No. 133 and 140. The purpose of SFAS statement No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

beginning of any entity's first fiscal year beginning after September 15, 2006. We believe that the adoption of this standard on January 1, 2007 will not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We believe that the adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides a guidance on de-recognition, classification interest and penalties, accounting in interim periods, disclosure and transition. We are currently evaluating the impact this interpretation will have on our consolidated financial statements. For our Company, this interpretation will be effective beginning January 1, 2007.

In September 2006, the SEC ("SEC") issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 in our current fiscal year.

LOSS PER COMMON SHARE

Basic loss per share is computed as net loss available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible debt. As of December 31, 2006 and 2005, 17,389,147 and 12,211,591, respectively, of options, warrants and convertible debt were excluded from the diluted loss per share computation, as their effect would be anti-dilutive.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs amounted to $31,695 and $1,282 for the years ended December 31, 2006 and 2005, respectively.

INCOME TAXES

The Company uses the liability method to account for income taxes. The primary objectives of accounting for income taxes are to (a) recognize the amount of income tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

At December 31, 2006, the Company had net operating loss carryforwards of approximately $4,900,000, which expires through 2026. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2006, the deferred tax asset of approximately $1,600,000 has been offset by a valuation allowance of $1,600,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company consummated various transactions where it paid the consideration primarily in options or warrants to purchase its common stock. These transactions include financing transactions and providing incentives to attract, retain and motivate employees, officers and directors.

When options or warrants to purchase the Company's common stock are used as incentives for employees, officers or directors, the Company now uses the fair value method required by SFAS No. 123R. The accompanying financial statements reflect the adoption of this pronouncement as of the beginning of fiscal 2006, as required. Prior to the adoption of SFAS No. 123R, the Company disclosed the pro forma effects in accordance with SFAS No.123.

The fair value of options or warrants to purchase the Company's common stock is now exclusively determined using the Black-Scholes valuation method, a method widely accepted as providing the fair market value of an option or warrant to purchase stock at a fixed price for a specified period of time. Black-Scholes uses five variables to determine market value as follows:

      o exercise price (the price to be paid for a share in the Company's common stock);

      o price of the Company's common stock on the day the options or warrants are granted;

      o the expected number of days that the options or warrants will be held before they are exercised, based on the average of their vesting and contractual periods;

      o trading volatility of the Company's common stock, based on historical prices for a retrospective period equal to the expected holding period together with certain other factors as applicable; and

      o the annual risk free interest rate on the day the option or warrant is granted for the expected holding period.

The determination of expected volatility requires management to make certain estimates and the actual volatility may vary significantly from that estimate. Accordingly, the determination of the resulting expense is based on a management estimate.

The following table illustrates the effect on net (loss) attributable to common stockholders and net (loss) per share if the Company had applied the fair value recognition provision of SFAS 123 "Accounting for Stock-Based Compensation," to stock based employee compensation.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

                                                                              Years Ended
                                                              --------------------------------------------
                                                               December 31, 2006         December 31, 2005
                                                              ------------------        ------------------
Net loss as reported                                          $(       3,552,306)       $(       2,079,857)
Add:    Intrinsic value of the options issued to
        employees and charged to operations                               68,226                         0
Deduct: Total stock-based employee compensation
        expense determined under fair value-based
        method for all awards, net of related tax effect       (          68,226)        (          59,561)
                                                              ------------------        ------------------
        Pro forma net loss                                    $(       3,442,394)       $(       2,139,418)
                                                              ==================        ==================
Basic and diluted net loss per share as reported              $             (.11)       $             (.07)
                                                              ==================        ==================
Basic and diluted pro forma net loss per share                $             (.11)       $             (.08)
                                                              ==================        ==================

The fair value of options at date of grant in 2006 and 2005 was estimated using the Black-Scholes fair value based method with the following weighted average assumptions:

                                                                     2006                      2005
                                                              ------------------        ------------------
Expected life (years)                                                  5                         5
Risk free interest rate                                             4.70%                     4.35%
Volatility                                                             0                         0
Dividends                                                              0                         0

The weighted average fair value of each option at date of grant using the Black-Scholes fair value based method during 2006 and 2005 was estimated at $.07 and $.06, respectively.

The following table represents our stock options granted, exercised, and forfeited during the year ended December 31, 2006.

                                       Weighted Average    Weighted Average   Aggregate
                            Number     Exercise Price         Remaining       Intrinsic
  Stock Options           of Options     Per Option       Contractual Term      Value
-----------------         ----------   ---------------    ----------------    ---------
 Outstanding at
 January 1, 2006           6,690,000         .30                 7.5          $       -
     Granted               3,020,000         .40                 5.0                  -
    Exercised              5,000,000         .02                 6.0                  -
     EXPIRED                  25,000         .02                 0.0                  -
-----------------         ----------         ---                 ---          ---------
 Outstanding at
December 31, 2006          4,685,000         .33                 3.8          $ 180,500
=================         ==========         ===                 ===          =========

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                                           2006                 2005
                                                       -------------      -------------
Computer Equipment                                     $     370,661      $     352,737
Furniture and Fixtures                                         2,000              5,685
                                                       -------------      -------------
                                                             372,661            358,422
Less: accumulated depreciation                               265,612            173,237
                                                       -------------      -------------
Property and Equipment, Net                            $     107,049      $     185,185
                                                       =============      =============

Depreciation expense relating to fixed assets (other than software costs) was $98,060 and $90,386 for the years ended December 31, 2006 and 2005, respectively.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

NOTE 5 - EQUIPMENT LOAN PAYABLE

The Company has financed equipment purchased with a financing company. Future minimum payments at December 31, 2006 are as follows:

                 For the Years Ending
                 --------------------
                   December 31, 2007             $     10,098
                   December 31, 2008                   11,910
                   December 31, 2009                   14,084
                   December 31, 2010                   17,164
                                                 ------------

                                                 $     53,256
                                                 ============

NOTE 6 - CONVERTIBLE NOTES PAYABLE

In June 2005, the Company issued certain convertible promissory notes (the "Notes") in the aggregate principal amount of $275,000 and a two year warrant to purchase 275,000 shares of common stock at $2.50 per share to certain accredited investors under the terms of a Bridge Loan. The Notes bear interest at the annual rate of 10% and have a maturity of one year from the date of issuance. The notes and related interest are convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $.40 of principal and accrued interest. In March 2006, all of the investors opted to convert all principle and interest into the Company's common stock.

In 2006, the Company issued certain convertible promissory notes (the "Notes") in the aggregate principal amount of $556,000 and a two year warrant to purchase 310,000 shares of common stock at $2.50 per share, 221,000 shares of common stock at $.50 and 25,000 shares of common stock at $.40 to certain accredited investors under the terms of the notes. The Notes bear interest at the annual rate of 10% and have a maturity of one year from the date of issuance. The notes and related interest are convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $.40 of principal and accrued interest.

On February 5, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $250,000. The note bears interest at the annual rate of 10% and had a maturity of April 2, 2005 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $1.00 of principal and accrued interest. On the Maturity Date, the holder was entitled to receive fifty thousand shares of the Company's common stock. The Company had an option to extend the Maturity Date of this Note for an additional 60 days to June 2, 2005 (the "Extended Maturity Date"). The Company exercised their option to extend and continued to accrue interest during the period between the Maturity Date and the Extended Maturity Date and as a provision to extend the note, the Holder was entitled to receive an additional fifty thousand shares of the Company's common stock.

In December 2005, the Company reached a settlement with the investor holding the above loan, under the terms of the settlement the investor will waive any penalties through June 2006 and completely eliminate any penalty clause upon issuance of a symbol and posted bid on the Company's stock on any U.S. exchange. In exchange for his cooperation, the investor received 1,000,000 shares and a conversion right on the existing debt at .33 cents per share.

On April 5, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $50,000. The note bears interest at the annual rate of 10% and had a maturity of May 5, 2005 (the "Maturity Date"). The note and related interest were convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $1.00 of principal and accrued interest. On the Maturity Date, the holder was entitled to receive fifty thousand shares of the Company's common stock. The Company had an option to extend the Maturity Date of this Note for an additional 30 days to June 5, 2005 (the

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

"Extended Maturity Date"). The Company exercised its option to extend and continued to accrue interest during the period between the Maturity Date and the Extended Maturity Date and as a provision to extend the note, the Holder was entitled to receive an additional twenty five thousand shares of the Company's common stock. This note was repaid in November 2006.

On April 18, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $100,000. The note bears interest at the annual rate of 10% and had a maturity of July 18, 2005 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of five shares of common stock for each $1.00 of principal and accrued interest. The Company had an option to extend the Maturity Date of this Note for an additional 90 days to October 18, 2005 (the "Extended Maturity Date"). On October 18, 2005, the Company exercised its option to extend the Maturity Date for an additional 90 days to January 18, 2006. On January 18, 2006, the investor opted to convert all principal and interest into the Company's common stock.

On January 26, 2006, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $25,000. The note bears interest at the annual rate of 10% and had a maturity of March 26, 2006 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of five shares of common stock for each $.40 of principal and accrued interest. The Company had an option to extend the Maturity Date of this Note for an additional seven months to October 31, 2006 (the "Extended Maturity Date"). On October 20, 2006, the Company repaid this note.

On October 16, 2006, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $50,000. The note bears interest at the annual rate of 10% and has a maturity of October 12, 2008 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of five shares of common stock for each $.40 of principal and accrued interest.

On November 10, 2005, the Company entered into a Loan Agreement (the "Loan Agreement") with one of the Company's investors. The Loan Agreement provides for no less than $50,000 to be made available on the 10th of each month beginning November 10, 2005 and ending April 10, 2006 for a total facility of $300,000. Borrowings bear interest at the rate of 10% on the outstanding balance. The maximum amount that may be outstanding under the Loan Agreement is $300,000 through November 10, 2006 (the Maturity Date), when all principal and accrued interest become due. The balance of principal and interest automatically converted into a note issued by the Company each month. Under the terms of the Loan Agreement, at any time prior to the Maturity Date, at the option of the investor, any or all of the unpaid principal and interest may be converted into common stock, par value $.0001 of the Company at the rate of 2 shares for every $1 of principal or interest. Furthermore, the investor received 200,000 shares of the Company's common stock upon executing the agreement. As of December 31, 2006, the current outstanding notes total $235,000.

On October 19, 2006, the Company entered into a Loan Agreement (the "Loan Agreement") with one of the Company's investors. The Loan Agreement provides for a total facility of $500,000. Borrowings will bear interest at the rate of 10% on the outstanding balance. Under the terms of the Loan Agreement, at any time prior to the Maturity Date, at the option of the investor, any or all of the unpaid principal and interest may be converted into common stock, par value $.0001 of the Company at the rate of 1 share for every $.20 of principal or interest. Furthermore, the investor received 1,000,000 shares of the Company's common stock upon executing the agreement. Currently the outstanding balance of the loan is $500,000, with a maturity date of April 2007. The Company recorded $500,000 of interest expense for the year ended December 31, 2006 for the beneficial conversion value of the note. The beneficial conversion value represents the difference between the fair value of the common stock on the date of debenture was sold and the price at which the debt could be converted into common stock.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

NOTE 7 - NOTE PAYABLE - VENTURE FUND

On April 11, 2006, the Company entered into an agreement with Aegis NY Venture Fund, LP. (the "Lender") to borrow $500,000 for research and development costs for enhancing software and Web-enabled systems, expansion of sales force and the associated administrative personnel and for payment of suppliers for goods and services ordered after the closing. Interest only is due on the loan and payable in 24 consecutive monthly installments at the rate of 10.5% for the first quarter, increasing by .75% for each quarter thereafter. The principal is due in full on the second anniversary of the loan date. The Company may make payments on the principal and prepay the loan without penalty at any time. To induce the Lender, the Company issued a five year warrant to purchase 6.5% of the fully diluted equity of the Company for a purchase price of $390,000. The Lender reserves the right to require the Company to redeem any shares purchased by the Lender at any time after the fifth anniversary of the initial funding at the fair market value. The Company recorded $935,335 of interest expense for the year ended December 31, 2006 for the beneficial conversion value of the note. The beneficial conversion value represents the difference between the fair value of the common stock on the date of debenture was sold and the price at which the debt could be converted into common stock.

The agreement stipulates that no proceeds of this loan are to be used to repay any existing debts owed to the Company's principals or affiliates. Any future borrowings require the prior written consent of the Lender and will be used to prepay the outstanding balance of the loan after the first $150,000 of future borrowings repays the existing $300,000 loan. The Company may also use an additional $150,000 of future borrowings to fund its operations as long as it meets its quarterly projections. All transfers of equity interests require the prior consent of the Lender. The Company may not make any distributions to employees or its affiliates while the loan is outstanding with the exception of salary payments and to reimburse its employees for reasonable business expenses. The Company must maintain its headquarters in the state of New York and at least 80% of its employees must be employed in the state of New York. At December 31, 2006 the outstanding balance of this loan was $400,000.

The above loan is secured by a first priority interest in all assets of the Company and its subsidiaries and is personally guaranteed by two of the officers.

NOTE 8 - RELATED PARTY TRANSACTIONS

RELATED PARTY LOAN NO. 1

On June 1, 2005, the Company issued a convertible promissory note to the wife of an officer of the Company, in the aggregate principal amount of $60,000. The note bears interest at the annual rate of 10% and had a maturity of June 1, 2006 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $.40 of principal and accrued interest.

On September 15, 2005, the Company replaced this note with a promissory note in the aggregate principal amount of $85,000. The note bears interest at the annual rate of 10% and has a maturity of December 31, 2006 (the "Maturity Date"). The accrued interest is payable on the maturity date. The note is non-negotiable and may not be sold, transferred, pledged, assigned or hypothecated without the prior written consent of the Company. In the first quarter of 2006, the related party lent the Company an additional $20,000. The outstanding balance as of December 31, 2006 was $105,000.

RELATED PARTY LOAN NO. 2

On September 15, 2005, the Company issued a promissory note to the mother of an officer of the Company, in the aggregate principal amount of $85,000. The note bears interest at the annual rate of 10% and had a maturity of December 31, 2005 (the "Maturity Date"). The accrued interest is payable on the maturity date. The note is non-negotiable and may not be sold, transferred, pledged, assigned or hypothecated without the prior written consent of


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

the Company. This note was extended to December 31, 2006. In the first quarter of 2006, the related party lent the Company an additional $15,000.

On November 15, 2006, the Company made arrangements with the related investor to exercise his 5,000,000 options at $.02 which totals $100,000. This exchange settled the outstanding loan to him.

CONSULTING FEES

For the year ended December 31, 2005, the Company paid consulting fees to its current Chief Executive Officer amounting to $5,500.

REVENUE

For the years ended December 31, 2005, revenue amounting to $7,333, was received from Bishara Holdings, LLC, a related party.

NOTE 9 - STOCKHOLDERS' DEFICIENCY

WARRANTS

The following table summarizes the Company's activity as it relates to its warrants for the years ended December 31, 2006 and 2005:

                                                                Weighted Average
                                                    Shares       Exercise Price
                                                  ---------     ----------------
Balance outstanding at January 1, 2005            2,425,000           $ .12
   Granted                                          375,000           $2.01
                                                  ---------

Balance outstanding at December 31, 2005          2,775,000

   Granted                                        3,914,369           $ .35
   Exercised                                        100,000           $ .02
                                                  ---------

Balance outstanding at December 31, 2006          6,589,369
                                                  =========

The following is additional information with respect to the Company's warrants as of December 31, 2006.

                               Weighted Average                     Weighted
    Range          Number     Remaining Years of      Number        Average
 of Exercise    Outstanding    Contractual Life    Exercisable   Exercise Price
-------------   -----------   ------------------   -----------   --------------
$ 0.00 - $.02      900,000           1.00             900,000        $   .02
  .02 - .20      4,818,369           4.00           4,818,369            .15
  .40 - .50        286,000           5.00             286,000            .48
     2.50          585,000           2.00             585,000           2.50
-------------    ---------           ----           ---------        -------
$ 0.00 - 2.50    6,589,369           3.00           6,589,369        $   .35
=============    =========           ====           =========        =======

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

NOTE 10 - STOCK OPTION PLAN

In 2002, the Company adopted the 2002 Plan which permits the grant of both incentive stock options designed to qualify under the Internal Revenue Code
Section 422 and non-qualified stock options. Incentive Stock options may only be granted to employees of the Company, whereas non-qualified stock options may be granted to consultants and advisors. A total of 30,810,000 shares have been reserved for issuance under the Plan. The Board of Directors determines the exercise price of the options. The Board of Directors may impose such vesting as it sees fit at the time of the grant and expire ten years from the date of the grant.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

As of December 31, 2006, the Company had entered into one lease agreement for its administrative office. The lease for the administrative office expires August 31, 2007 with annual rent of approximately $14,000 before annual escalations.

Rent expense for the years ended December 31, 2006 and 2005 amounted to $104,390 and $100,241, respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreement:

        Years Ending December 31,                    Amount
        -------------------------                  ----------
                  2007                             $    9,333

EMPLOYMENT AGREEMENTS

On March 16, 2005, the Company entered into an employment agreement (as amended) with its Chairman. The term of the agreement is two years and provides for payment of an initial base salary of $150,000 per year.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

SIGNIFICANT CUSTOMERS

For the year ended December 31, 2006, the Company had four customers, which accounted for 21%, 19.4%, 12.4% and 12.1% of total revenue. For the year ended December 31, 2005, the Company had two customers, which accounted for 28.6% and 25% of total revenue.

NOTE 13 - SUBSEQUENT EVENTS

In January 2007, one of the officers of the Company, who was a guarantor of note payable - venture fund, passed away.

INVESTOR LOAN

On January 17, 2007, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $50,000. The note bears interest at the annual rate of 10% and has a maturity of July 17, 2007 (the "Maturity Date"). The notes and related interest are convertible at any time prior to maturity at the option of the holder at the rate of five shares of common stock for each $.20 of principal and accrued interest.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        SLM HOLDINGS, INC. AND SUBSIDIARY
                                  AS OF AND FOR
                                 THE YEAR ENDED
                           DECEMBER 31, 2005 AND 2004

                               SLM HOLDINGS, INC.
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors for the year 2005 ..........................  F-1

Consolidated Balance Sheet as of December 31, 2005 and 2004 ...............  F-2

Consolidated Statements of Operations for the year ended December
   31, 2005 and 2004 ......................................................  F-3

Consolidated Statement of Stockholders' Equity for the
   year ended December 31, 2005 ...........................................  F-4

Consolidated Statements of Cash Flows for the year ended December
   31, 2005 and 2004 ......................................................  F-5

Notes to Consolidated Financial Statements ................................  F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SLM Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of SLM Holdings, Inc. and Subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SLM Holdings, Inc. and Subsidiary as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses from operations for the years ended December 31, 2005 and 2004 and needs to raise additional capital to fund its operations in the future. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Holtz Rubenstein Reminick, LLP Certified Public Accountants
--------------------------------------------------------------------
Melville, New York
May 3, 2006

                        SLM HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                                                                      2005           2004
---------------------------------------------------------------------------------------------------------------
                                                    ASSETS
CURRENT ASSETS
   Cash and Cash Equivalents                                                      $       3,279   $     30,496
   Accounts Receivable                                                                   19,029          6,713
   Prepaid Expenses and Other Current Assets                                              7,325          9,850
                                                                                  -----------------------------
      Total Current Assets                                                               29,633         47,059
                                                                                  -----------------------------

PROPERTY AND EQUIPMENT, NET                                                             185,185        174,262
                                                                                  -----------------------------

OTHER ASSETS
   Software Development Costs, Net                                                            0         67,168
   Security Deposits                                                                     17,317         11,225
                                                                                  -----------------------------
      Total Other Assets                                                                 17,317         78,393
                                                                                  -----------------------------

TOTAL ASSETS                                                                      $     232,135   $    299,714
                                                                                  =============================

                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
   Accounts Payable and Accrued Expenses                                          $     346,710   $    203,418
   Deferred Compensation                                                                176,991              0
   Equipment Loans Payable                                                               11,947              0
   Notes Payable-Related Parties                                                        170,000              0
   Convertible Notes Payable-Net of Discount                                            795,000         87,500
                                                                                  -----------------------------
      Total Current Liabilities                                                       1,500,648        290,918
                                                                                  -----------------------------

LONG-TERM LIABILITIES
   Equipment Loans Payable                                                               49,762              0
                                                                                  -----------------------------

      Total Liabilities                                                               1,550,410        290,918
                                                                                  -----------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)
   PreferredStock-$0.0001 par value, 10,000,000 Shares Authorized, None Issued
      and Outstanding at December 31 ,2005 and 2004                                           0              0
   CommonStock-$0.0001 par value, 100,000,000 Shares Authorized, 29,604,800 and
      27,196,050 Shares Issued and Outstanding at December 31, 2005 and
      2004, respectively                                                                  2,960          2,720
   Additional Paid-In Capital                                                         7,401,834      6,649,288

   Accumulated Deficit                                                               (8,723,069)    (6,643,212)
                                                                                  -----------------------------
      Total Stockholders' Equity (Deficiency)                                        (1,318,275)         8,796
                                                                                  -----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                           $     232,135   $    299,714
                                                                                  =============================

                        SLM HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                  2005            2004
-----------------------------------------------------------------------------------------------------------
Revenues (includes $7,333 and $85,300, respectively from related party)       $     198,057   $    146,083
                                                                              -----------------------------

OPERATING COSTS AND EXPENSES
   Marketing and Advertising                                                         84,592        214,092
   Research and Development                                                         134,538         21,761
   Consulting Fees                                                                   33,138        126,697
   Consulting Fees - Related Party                                                    5,500         62,450
   Rent                                                                             100,241         59,842
   Professional Fees                                                                151,392        167,854
   Travel and Entertainment                                                          87,801         53,084
   Office                                                                            43,441         48,455
   Impairment of Goodwill                                                                 0        639,920
   Other General and Administrative Expenses, including $486,000 and
      $1,495,250 of Stock-Based Compensation in 2005 and 2004, respectively       1,288,112      2,118,980
   Depreciation and Amortization                                                    157,554        132,390
                                                                              -----------------------------

      Total Operating Expenses                                                    2,086,309      3,645,525
                                                                              -----------------------------

      Loss from Operations                                                       (1,888,252)    (3,499,442)

Interest Expense, Net                                                               191,605        479,970
                                                                              -----------------------------

      Net Loss                                                                $  (2,079,857)  $ (3,979,412)
                                                                              =============================

NET LOSS PER COMMON SHARE:
   Basic and diluted                                                          $       (0.07)  $      (0.18)
                                                                              =============================

Weighted average number of shares outstanding                                    28,509,662     22,257,313
                                                                              =============================

                        SLM HOLDINGS, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                     COMMON STOCK
                                                 --------------------   ADD'L. PAID-IN     UNEARNED     ACCUMULATED
                                                   SHARES      AMOUNT      CAPITAL       COMPENSATION     DEFICIT          TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2004                       20,287,500   $ 2,030   $    4,485,309   $ (1,425,000)  $ (2,663,800)  $    398,538

Issuance of Common Stock in Connection with
   Private Placement Memorandum, Net of Costs     2,162,500       216          752,334                                      752,550

Issuance of Warrants in Connection with Bridge
   Loan Financing                                                               18,200                                       18,200

Conversion of Bridge Loan Financing and Related
   Accrued Interest                               1,993,750       199          398,551                                      398,750

Granting of Warrants and Value of Beneficial
   Conversion Feature in Connection with
   Convertible Bridge Loan                                                     200,000                                      200,000

Granting of Compensatory Stock Options                                          14,250      1,425,000                     1,439,250

Issuance of Common Stock in connection with
   Services                                         140,000        14           55,986                                       56,000

Issuance of Common Stock in connection with
   Reverse Merger                                 1,574,800       157          629,763                                      629,920

Issuance of Common Stock in connection with
   Exercise of Stock Options                      1,000,000       100           19,900                                       20,000

Forfeiture of Common Stock                          (62,500)       (6)         (24,994)                                     (25,000)

Conversion of Investor Loan                         100,000        10           99,990                                      100,000

Net Loss                                                                                                  (3,979,412)    (3,979,412)
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 2004                     27,196,050     2,720        6,649,288             --     (6,643,212)         8,796

Issuance of Common Stock in Connection with
   Private Placement Memorandum, Net of Costs       300,000        30          104,370                                      104,400

Conversion of Bridge Loan Financing and Related
   Accrued Interest                                 493,750        49           98,701                                       98,750

Issuance of Common Stock in connection with
   Services                                       1,615,000       121          485,879                                      486,000

Conversion of Investor Loan Adjustment                             40              (40)                                          --

   Value of Beneficial Conversion Feature in
      Connection with Convertible Bridge Loan                                   63,636                                       63,636

Net Loss                                                                                                  (2,079,857)    (2,079,857)
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 2005                     29,604,800   $ 2,960     $  7,401,834             --   $ (8,723,069)  $ (1,318,275)
                                                 ===================================================================================

                       SLM HOLDINGS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED DECEMBER 31,

                                                                                           2005           2004
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                                            $  (2,079,857)  $  (3,979,412)
Adjustments to Reconcile Net Loss to
  Net Cash Used In Operating Activities:
    Depreciation and Amortization                                                           157,554         132,390
    Impairment of Goodwill                                                                        0         639,920
    Accretion on Discount and Beneficial Conversion Value
      on Convertible Notes Payable                                                          101,136         437,500
    Issuance of Common Stock for Services                                                   486,000          56,000
    Issuance of Compensatory Stock Options                                                        0       1,439,250
    Issuance of Warrants for Services                                                             0          18,200
    Changes in assets and liabilities:
    Accounts Receivable                                                                     (12,316)         20,412
    Prepaid Expenses                                                                          3,046          32,750
    Employee Advances                                                                          (521)              0
    Security Deposits                                                                        (6,092)         (6,925)
    Accounts Payable and Accrued Expenses                                                   293,449         153,431
    Sales Taxes Payable                                                                         584          (4,621)
                                                                                      ------------------------------

Net Cash Used In Operating Activities                                                    (1,057,017)     (1,061,105)
                                                                                      ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Costs in Connection with Reverse Acquisition                                                  0         (10,000)
    Payments for Purchases of Property and Equipment and Software Development Costs         (39,600)       (133,995)
                                                                                      ------------------------------

Net Cash Used In Investing Activities                                                       (39,600)       (143,995)
                                                                                      ------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from Issuance of Common Stock, Net of Costs                                    104,400         752,550
    Proceeds from Issuance of Common Stock for Exercise of Options                                0          20,000
    Forfeiture of Common Stock                                                                    0         (25,000)
    Proceeds from Convertible Notes                                                         795,000         300,000
    Proceeds from Related Parties                                                           170,000               0
                                                                                      ------------------------------

Net Cash Provided By Financing Activities                                                 1,069,400       1,047,550
                                                                                      ------------------------------

Decrease in Cash and Cash Equivalents                                                       (27,217)       (157,550)
Cash and Cash Equivalents - Beginning of Year                                                30,496         188,046
                                                                                      ------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                               $       3,279   $      30,496
                                                                                      ==============================

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Issuance of Common Stock in connection with Conversion of Convertible Notes and
  Related Interest                                                                    $      98,750   $     498,750
Issuance of Common Stock for Reverse Merger                                                       0         629,920
Equipment acquired through financing                                                         61,709               0

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - NATURE OF THE BUSINESS

SLM Holdings, Inc. ("the Company") was created on June 8, 2004 when a name change was effective from Southwest Mortgage Corp., a Delaware corporation ("Southwest"). In June2004 the Company executed a reverse merger with Sales Lead Management, Inc. As such, all historical financial statements reflected the activity of Sales Lead Management, Inc. Sales Lead Management, Inc. is a wholly owned subsidiary of SLM Holdings, Inc.

Sales Lead Management, Inc. ("SLM") was incorporated as a New York corporation on May 10, 2001 ("Inception"). SLM has developed software tools and data files which are provided via an application service provider ("ASP") model to a variety of sales professionals throughout the country. SLM's technology allows the users to access The Broker's e-Vantage ("TBEV") system, a prospect management and lead fulfillment solution for financial professionals. SLM has devoted substantially all its efforts to research and product development and raising capital.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a limited operating history and has incurred losses from operations since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters include continued development and marketing of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance the Company will be successful in obtaining sufficient fees from its products or financing on terms acceptable to the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated Financial Statements include the accounts of SLM Holdings, Inc., the parent company, and its wholly owned subsidiary, Sales Lead Management, Inc., after elimination of all material intercompany accounts, transactions, and profits.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all accounts receivable recorded on the books are deemed collectible.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximates fair value.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful life is three years for computer equipment and five years for office equipment. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

SOFTWARE COSTS

The Company capitalizes software development costs from the point in time where technological feasibility has been established until the computer software product is available to be sold. The Company performs periodic reviews to ensure that unamortized software costs remain recoverable from future revenue. For the years ended December 31, 2005 and 2004, the Company recorded amortization expense of $67,168 and $94,036, respectively. The Company is amortizing these software development costs over estimated life of two years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets as determined by estimated discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has not recorded any impairment losses since its inception.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Research and development costs amounted to $134,538 and $21,761 for the years ended December 31, 2005 and 2004, respectively.

REVENUE RECOGNITION

Revenues from its software tools and data services are recognized ratably as earned over the term of the subscriptions. The Company invoices and is paid on a monthly basis for access to its proprietary software and database.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for, and will be adopted by the Company beginning with the first quarter of fiscal 2006. The Company currently uses the Black-Schools model to value its options and is currently assessing which model will be used in the future, as well as the impact that SFAS 123R will have on its results of operations and financial position. See Accounting for Stock-Based Compensation, below for information related to the pro forma effect on reported net income and net income per share of applying the fair value recognition provisions of the previous Statement No. 123, "Accounting for Stock Based Compensation," to stock-based employee compensation.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

As permitted by SFAS 123, the Company currently accounts for stock-based compensation to employees under the Accounting Principles Board 25 intrinsic value method and generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123R fair value method will impact the Company's results of operations. The impact of adoption of SFAS 123R will depend on levels of share-based compensation granted in the future and the fair value assigned thereto. As permitted by SFAS 123, the Company uses the actual forfeitures method whereby pro forma compensation expense is reduced only when options are forfeited. Under SFAS 123R, the estimated forfeiture method is required such that expected future forfeitures will be reflected as a reduction of stock-based compensation expense. However, under SFAS 123R, reduction of compensation expense is not permitted if a vested share-based payment is later forfeited, as would occur when an out-of-the money stock option is surrendered by a resigning employee.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

LOSS PER COMMON SHARE

Basic loss per share is computed as net loss available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible debt. As of December 31, 2005 and 2004, 12,211,591 and 8,650,000, respectively, of options, warrants and convertible debt were excluded from the diluted loss per share computation, as their effect would be anti-dilutive.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs amounted to $1,282 and $28,201 for the years ended December 31, 2005 and 2004, respectively.

INCOME TAXES

The Company uses the liability method to account for income taxes. The primary objectives of accounting for income taxes are to (a) recognize the amount of income tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

At December 31, 2005, the Company had net operating loss carryforwards of approximately $4,245,000, which expires through 2025. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2005, the deferred tax asset of approximately $1,400,000 has been offset by a valuation allowance of $1,400,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

During 2002, SLM established the 2002 Stock Option Plan (the "2002 Plan"), which is described more fully in Note 8. As permitted under SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amended SFAS No. 123, "Accounting for Stock-Based Compensation", SLM has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB No. 25. The following table illustrates the effect on net loss and loss per share if SLM had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                                                                    2005             2004
-----------------------------------------------------------------------------------------------
Net loss as reported                                           $   (2,079,857)   $  (3,979,412)

Add:       Intrinsic value of the options issued to
           Employees and charged to operations                              0        1,439,250

Deduct:    Total stock-based employee compensation Expense
           determined under fair value-based Method for
           all awards, net of related tax effect                           (0)      (2,598,250)
                                                               --------------------------------

           Pro forma net loss                                  $   (2,016,221)   $  (5,138,412)
                                                               ================================

Basic and diluted net loss per share as reported               $        (0.07)   $       (0.18)
                                                               ================================
Basic and diluted pro forma net loss per share                 $        (0.07)   $       (0.23)
                                                               ================================

The fair value of options at date of grant in 2005 and 2004 was estimated using the Black-Scholes fair value based method with the following weighted average assumptions:

                                                                   2005             2004
-----------------------------------------------------------------------------------------
Expected life (years)                                                 5                5
Risk free interest rate                                            4.35%            2.00%
Volatility                                                            0                0
Dividends                                                             0                0
-----------------------------------------------------------------------------------------

The weighted average fair value of each option at date of grant using the Black-Scholes fair value based method during 2005 and 2004 was estimated at $.40 and $.38, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                                                    2005             2004
----------------------------------------------------------------------------------------------
Computer Equipment                                             $      352,737    $     251,428
Furniture and Fixtures                                                  5,685            5,685
                                                               -------------------------------
                                                               $      358,422    $     257,113
Less:  accumulated depreciation                                       173,237           82,851
                                                               -------------------------------
Property and Equipment, Net                                    $      185,185    $     174,262
                                                               ===============================

Depreciation expense relating to fixed assets (other than software costs) was $90,386 and $55,290 for the years ended December 31, 2005 and 2004, respectively.

NOTE 5 - EQUIPMENT LOAN PAYABLE

The Company has financed equipment purchased with a financing company. Future minimum payments, together with the present value of the net minimum payments at December 31, 2005 are as follows:

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

------------------------------------------------------
FOR THE YEARS ENDING

December 31, 2006                          $   17,957
December 31, 2007                              18,431
December 31, 2008                              18,431
December 31, 2009                              18,431
December 31, 2010                              18,905
                                           ----------

   Total Minimum Payments                  $   92,155
Less: Amount Representing Interest             30,446
                                           ----------

   Present Value of Net Minimum Payments   $   61,709
                                           ==========

NOTE 6 - CONVERTIBLE NOTES PAYABLE

BRIDGE LOANS

Between November 2003 and April 2004, the Company issued certain convertible promissory notes (the "Notes") in the aggregate principal amount of $500,000 and a five-year warrant to purchase 500,000 shares of common stock at $.02 per share to certain accredited investors under the terms of a Bridge Loan. The Notes bear interest at the annual rate of 10% and have a maturity of one year from the date of issuance. During 2004, principal of $375,000 and the related accrued interest of $23,750 were converted into 1,993,750 shares of common stock. During 2005, principal of $85,000 and the related accrued interest of $12,500 were converted into 487,500 shares of common stock. In April 2005, the remaining principal of $40,000 was repaid.

The Company valued the warrants issued to the debt holders at $191,000 using the Black-Scholes pricing model, thereby allocating a portion of the proceeds from the debt to the warrant using the relevant fair value of the debt and warrant to the actual proceeds from the debenture. The Company recorded $138,205 as a discount to the debenture and this amount will be accreted to interest expense over the life of the notes. For the year ended December 31, 2005, $10,365 of the discount was accreted to interest expense.

The Company also recorded $27,135 of interest expense for the year ended December 31, 2005 for the amortization of the portion of the beneficial conversion value of the notes. The amount allocated to the beneficial conversion value was $361,795. The beneficial conversion value represents the difference between the fair value of the common stock on the date the debenture was sold and the price at which the debt could be converted into common stock. As of December 31, 2005, all notes have been converted.

In June 2005, the Company issued certain convertible promissory notes (the "Notes") in the aggregate principal amount of $275,000 and a two-year warrant to purchase 275,000 shares of common stock at $2.50 per share to certain accredited investors under the terms of a Bridge Loan. The Notes bear interest at the annual rate of 10% and have a maturity of one year from the date of issuance. The notes and related interest are convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $.40 of principal and accrued interest. In March 2006, all of the investors opted to convert all principle and interest into the Company's common stock.

INVESTOR LOANS

On February 5, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $250,000. The note bears interest at the annual rate of 10% and had a maturity of April 2, 2005 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

the option of the holder at the rate of one share of common stock for each $1.00 of principal and accrued interest. On the Maturity Date, the holder was entitled to receive fifty thousand shares of the Company's common stock. The Company had an option to extend the Maturity Date of this Note for an additional 60 days to June 2, 2005 (the "Extended Maturity Date"). The Company exercised their option to extend and continued to accrue interest during the period between the Maturity Date and the Extended Maturity Date and as a provision to extend the note, the Holder was entitled to receive an additional fifty thousand shares of the Company's common stock. Currently the Company has arranged a settlement on this note, see investor loan no. 3 below.

On April 5, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $50,000. The note bears interest at the annual rate of 10% and had a maturity of May 5, 2005 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $1.00 of principal and accrued interest. On the Maturity Date, the holder was entitled to receive fifty thousand shares of the Company's common stock. The Company had an option to extend the Maturity Date of this Note for an additional 30 days to June 5, 2005 (the "Extended Maturity Date"). The Company exercised its option to extend and continued to accrue interest during the period between the Maturity Date and the Extended Maturity Date and as a provision to extend the note, the Holder was entitled to receive an additional twenty five thousand shares of the Company's common stock. Currently the Company has arranged a settlement on this note.

In December 2005, the Company reached a settlement with the investor holding the above loans, under the terms of the settlement the investor will waive any penalties through June 2006 and completely eliminate any penalty clause upon issuance of a symbol and posted bid on the Company's stock on any U.S. exchange. In exchange for his cooperation, the investor will receive 1,000,000 shares and a conversion right on the existing debt at .33 cents per share.

On April 18, 2005, the Company issued a convertible promissory note to one of the Company's investors in the aggregate principal amount of $100,000. The note bears interest at the annual rate of 10% and had a maturity of July 18, 2005 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of five shares of common stock for each $1.00 of principal and accrued interest. The Company had an option to extend the Maturity Date of this Note for an additional 90 days to October 18, 2005 (the "Extended Maturity Date"). On October 18, 2005, the Company exercised its option to extend the Maturity Date for an additional 90 days to January 18, 2006. On January 18, 2006, the investor opted to convert all principle and interest into the Company's common stock.

FINANCING ARRANGEMENT

On November 10, 2005, the Company entered into a Loan Agreement (the "Loan Agreement") with one of the Company's investors. The Loan Agreement provides for no less than $50,000 to be made available on the 10th of each month beginning November 10, 2005 and ending April 10, 2006 for a total facility of $300,000. Borrowings will bear interest at the rate of 10% on the outstanding balance. The maximum amount that may be outstanding under the Loan Agreement is $300,000 through November 10, 2006 (the Maturity Date), when all principal and accrued interest will become due. The balance of principal and interest shall automatically convert into a note issued by the Company each month. Under the terms of the Loan Agreement, at any time prior to the Maturity Date, at the option of the investor, any or all of the unpaid principal and interest may be converted into common stock, par value $.0001 of the Company at the rate of 2 shares for every $1 of principal or interest. Furthermore, the investor received 200,000 shares of the Company's common stock upon executing the agreement. As of December 31, 2005, the current outstanding notes total $100,000.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 7 - RELATED PARTY TRANSACTIONS

J.P. TURNER & COMPANY, LLC

The Company entered into an agreement with J.P. Turner & Company, LLC ("J.P. Turner"), a registered broker/dealer, to act as a selling agent in connection with the Private Offering Memorandum dated February 1, 2003. J.P. Turner is an entity that is owned and controlled by William Mello, a director of the Company in 2004. The Company paid J.P. Turner $15,600 for commissions and non-accountable expenses in 2004.

Additionally, the Company entered into a Selling Agent's Warrant Agreement (the "Warrant Agreement") with J.P. Turner, whereby the Company granted up to 1,250,000 warrants in connection with the Company's private placement memorandum. In addition, J.P. Turner was granted 250,000 warrants in connection with the Company's Second Bridge loan. As of December 31, 2005, the Company granted 1,500,000 warrants (based on shares sold as of December 31, 2005) with an exercise price of $.20 per share.

The Company pursuant to the Second Bridge Loan agreement paid J.P. Turner $6,000 in 2004 and issued warrants to purchase 100,000 shares of Common Stock at an exercise price of $.20 per share. The weighted average fair value of each warrant at date of grant using the Black-Scholes fair value based method during 2004 was estimated at $.18. Consulting expense of $18,200 was recognized during 2004.

In 2005, this is no longer a related party since William Mello is no longer a director of the Company.

BISHARA HOLDINGS, LLC

Bishara Holdings, LLC ("Bishara Holdings"), an entity owned and controlled by Jason Bishara, the Company's Chairman, Chief Executive Officer and majority shareholder, operated a branch office of J.P. Turner. Representatives of Bishara Holdings were engaged in such capacity in selling a majority of the units in the Private Offering Memorandum. Accordingly, Bishara Holdings and its representatives will receive from J.P. Turner a majority of the commissions, non-accountable expenses, and selling agents' warrants in connection therewith.

In May 2005, this is no longer a related party due to ceasing of Bishara Holdings, LLC business operations.

RELATED PARTY LOAN NO. 1

On June 1, 2005, the Company issued a convertible promissory note to the wife of an officer of the Company, in the aggregate principal amount of $60,000. The note bears interest at the annual rate of 10% and has a maturity of June 1, 2006 (the "Maturity Date"). The notes and related interest were convertible at any time prior to maturity at the option of the holder at the rate of one share of common stock for each $.40 of principal and accrued interest.

On September 15, 2005, the Company replaced this note with a promissory note in the aggregate principal amount of $85,000. The note bears interest at the annual rate of 10% and has a maturity of December 31, 2005 (the "Maturity Date"). The accrued interest is payable on the maturity date. The note is non-negotiable and may not be sold, transferred, pledged, assigned or hypothecated without the prior written consent of the Company. This note was extended to December 31, 2006.

RELATED PARTY LOAN NO. 2

On September 15, 2005, the Company issued a promissory note to the mother of an officer of the Company, in the aggregate principal amount of $85,000. The note bears interest at the annual rate of 10% and has a maturity of December 31, 2005 (the "Maturity Date"). The accrued interest is payable on the maturity date. The note is non-negotiable and may not be sold, transferred, pledged, assigned or hypothecated without the prior written consent of the Company. This note was extended to December 31, 2006.

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

CONSULTING FEES

For the year ended December 31, 2004, the Company paid consulting fees to its former President and Chief Operating Officer amounting to $18,000.

For the year ended December 31, 2005, the Company paid consulting fees to its current Chief Executive Officer amounting to $5,500.

For the year ended December 31, 2004, the Company paid consulting fees to a relative of its Chief Executive Officer amounting to $21,250.

REVENUE

For the years ended December 31, 2005 and 2004, revenue amounting to $7,333 and $52,305, respectively, was received from Bishara Holdings, LLC, a related party.

NOTE 8 - STOCKHOLDERS' EQUITY

PRIVATE OFFERING MEMORANDUM

Pursuant to a Private Offering Memorandum dated February 1, 2003, the Company offered to sell up to 20 units at a price of $100,000 per Unit for gross aggregate proceeds of $2,000,000. Each Unit consists of 250,000 shares of common stock at a price per share of $0.40. The Company raised the maximum gross proceeds of $2,000,000 in March 2005, yielding net proceeds of $1,730,000, after direct expenses. In connection with these placements, the Company issued warrants to acquire 1,250,000 shares of its common stock as a finder's fee to J.P. Turner, LLC.

Each share of common stock entitles holders to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors of the Company, payable at such time or times the Board of Directors may determine shall be declared and paid upon the outstanding shares of Common stock in equal amounts per share and without preference or priority of one class over the other.

BUSINESS COMBINATION

In June 2004, SLM entered into a Share Exchange Agreement with Southwest Mortgage Corp., a Delaware Corporation ("Southwest"). Upon consummation of the transaction, Southwest changed its name to SLM Holdings, Inc. ("SLM Holdings") and had 4,374,284 shares of common stock issued and outstanding, of which the past holders of the Company's common stock owned 4,059,500 shares (constituting approximately 92.8% of the issued and outstanding common stock) of SLM Holdings and the past shareholders of Southwest Mortgage Corp. owned 314,784 shares of common stock shares (constituting approximately 7.2% of the issued and outstanding common stock). SLM became a wholly owned operating subsidiary of SLM Holdings. The business combination was to assist in the filing process for a public offering of the Common Stock. Since Southwest had no value, the entire value of the Stock issued at fair market value of $629,920 was recorded as an impairment to goodwill.

STOCK SPLIT

On September 10, 2004, the Company's board of directors declared a five-for-one stock split, affected in the form of a dividend, on the shares of the Company's common stock. The Company retained the current par value of $.0001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts, and the stock option data of the Company's common stock have been restated to reflect the effect of the stock split for all periods presented.

WARRANTS

The following table summarizes the Company's activity as it relates to its warrants for the year ended December 31, 2005:

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                                                        WEIGHTED AVERAGE
                                             SHARES      EXERCISE PRICE
------------------------------------------------------------------------
Balance outstanding at January 1, 2004     1,434,375         $ 0.10
Granted                                      990,625         $ 0.16
                                           ---------

Balance outstanding at December 31, 2004   2,425,000         $ 0.12
Granted                                      375,000         $ 2.01
                                           ---------

Balance outstanding at December 31, 2005   2,775,000
                                           =========

The following is additional information with respect to the Company's warrants as of December 31, 2005.

                                   WEIGHTED AVERAGE
                      NUMBER      REMAINING YEARS OF     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE   OUTSTANDING    CONTRACTUAL LIFE    EXERCISABLE    EXERCISE PRICE
-------------------------------------------------------------------------------------
  $0.00 - $.02         500,000           2.00             500,000         $ 0.02
    .02 - .20        2,000,000           4.00           2,000,000           0.15
      2.50             275,000           2.00             275,000           2.50
-------------------------------------------------------------------------------------
  $0.00 - $2.50      2,775,000           2.80           2,775,000         $ 2.01
=====================================================================================

NOTE 9 - STOCK OPTION PLAN

In 2002, the Company adopted the 2002 Plan which permits the grant of both incentive stock options designed to qualify under the Internal Revenue Code
Section 422 and non-qualified stock options. Incentive Stock options may only be granted to employees of the Company whereas non-qualified stock options may be granted to consultants and advisors. A total of 7,500,000 shares have been reserved for issuance under the Plan. The Board of Directors determines the exercise price of the options. The Board of Directors may impose such vesting as it sees fit at the time of the grant and expire ten years from the date of the grant.

The following table summarizes the Company's activity as it relates to its stock options for the years ended December 31, 2005 and 2004:

                                                          WEIGHTED AVERAGE
                                      INCENTIVE OPTIONS    EXERCISE PRICE
--------------------------------------------------------------------------
Outstanding as of January 1, 2004         6,900,000            $ 0.02
   Exercised                              1,000,000              0.02
   Forfeited/expired                        400,000              0.02
                                      ------------------------------------

Outstanding as of December 31, 2004       5,500,000            $ 0.02
                                      ------------------------------------

Outstanding as of January 1, 2005         5,500,000            $ 0.02
   Granted                                1,190,000              0.40
                                      ------------------------------------

Outstanding as of December 31, 2005       6,690,000            $ 0.09
--------------------------------------------------------------------------

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

As of December 31, 2005, there were outstanding an aggregate of 5,500,000 of exercisable incentive stock options with an exercise price of $.02 of which all were fully vested. Pursuant to the 2002 Plan, incentive stock options are exercisable 5 years from the date of grant.

Effective, December 31, 2004 the Board of Directors approved a modification to accelerate the immediate vesting of the options granted to its President and Chief Operating Officer and recognized the remaining compensation charge.

For the year ended December 31, 2004, the Company recorded $28,500 compensation charge in connection with the vesting of the 3,787,500 options vested in 2004.

The weighted average fair value of options granted during the year ended December 31, 2005 was $.26.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

As of December 31, 2005, the Company had entered into two separate lease agreements, one for its administrative office and the other for a corporate apartment for its executives. The lease for the corporate apartment expired September 2005 and has been extended through June 30, 2006 at the rate of $2,750 per month. The lease for the administrative office expires October 31, 2006 with annual rent of approximately $73,476 before annual escalations.

Rent expense for the years ended December 31, 2005 and 2004 amounted to $100,241 and $59,842, respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreement:

                       YEARS ENDING DECEMBER 31,    AMOUNT
                       ------------------------------------
                       2006                        $ 89,976
                       ------------------------------------

EMPLOYMENT AGREEMENTS

The Company entered into an employment agreement (as amended) with its Chairman. The term of the agreement of two years, will commence upon closing of $2,000,000 Private Offering Memorandum. The employment agreement provides for payment of an initial base salary of $150,000 per year. On March 16, 2005, upon the closing of the $2,000,000 Private Offering Memorandum, this employment agreement became effective.

On April 1, 2004, the Company entered into an two year employment agreement (as amended) with its former President and Chief Operating Officer, which provided for the initial base salary of $120,000 per year and the granting of 5,000,000 options with an exercise price of $.02 of which all were fully vested in 2004. In June 2005, the board approved an increase in base salary to $150,000 per year.

CONSULTING AGREEMENT

On December 1, 2005, the Company entered into an agreement with Brian Byrne (the "Agent") to serve as its interim Chief Executive Officer on an exclusive basis for the purpose of management, development and all responsibilities generally associated with the CEO position. The agreement is for a period of 90 days, upon expiration of the period the Company hopes to enter into a two-year employment agreement. The Agent will receive $11,000 per month payable in two semi-monthly installments of $5,500 each to begin December 15, 2005. The Company agrees to reimburse the Agent for out of pocket expenditures and travel related expenses. The Agent received a signing bonus in the form of 100,000 common stock purchase Options convertible at fair market value or $.40 cents per option. Each option is converted into 1 share of

                        SLM Holdings, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

SIGNIFICANT CUSTOMERS

For the year ended December 31, 2005, the Company had two customers, which accounted for 23% and 26% of total revenue. For the year ended December 31, 2004, the Company had one customer, which accounted for 32% of total revenue.

NOTE 12 - SUBSEQUENT EVENTS

INVESTOR LOANS

On January 18, 2006, the Investor has opted to convert all principal and interest into the Company's common stock.

BRIDGE LOANS

In March 2006, all of the investors opted to convert all principle and interest into the Company's common stock.

SETTLEMENT AND RELEASE AGREEMENT

In May 2006, the Company had entered into a settlement agreement with Westrock Advisors, Inc. Payment to Westrock totals $100,000: $50,000 to be paid in 5 installments of $10,000 each commencing in June 2006 and $50,000 in a convertible note to be paid in installments.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

    2.1   Agreements relative to merger*
  2.1.1   Unanimous Written Consent to Merger*
  2.1.2   Securities Purchase Agreement*
  2.1.3   Written Consent of Director of Southwest Mortgage Corp.*
  2.1.4   Southwest Cancellation Agreement*
  2.1.5   Resignation Letter of Mr. Interrante*
  2.1.6   Stock Exchange Agreement*
    3.1   Certificate of Incorporation*
    3.2   Certificate of Amendment*
    3.3   By-Laws*
   10.1   Form of Master Agreement*
   10.2   Aegis Promissory Note*
   10.3   Richard Joyce Note*
   10.4   Peter Cohen Note*
   10.5   Laurie Bishara Note*
   10.6   Globix Master Selling Agreement*
   10.7   Agreements relative to Aegis*
 10.7.1   Guarantee executed by Jason Bishara*
 10.7.2   Guarantee executed by Peter Cohen Officer's Certificate*
 10.7.3   Guarantee executed by SLM*
 10.7.4   Solvency Certificate*
 10.7.5   Warranty Certificate*
 10.7.6   Intellectual Property Security Agreement*
 10.7.7   Loan and Security Agreement*
 10.7.8   Promissory Notes*
 10.7.9   Warrant Purchase Agreement*
   10.8   Lease Agreements*
 10.8.1   Lease agreement between SLM and Dix Hills Properties, Ltd.*
 10.8.2   Lease agreement between SLM AvalonBay Communities, Inc.*
   10.9   Subscriber Agreement by and Between SLM Holdings, Inc and  Joseph Stevens & Company, Inc.*
  10.10   Subscriber Agreement by and Between SLM Holdings, Inc and Great Eastern Securities, Inc.*
  10.11   Subscriber Agreement by and Between SLM Holdings, Inc and Kent Financial*
  10.12   License and Co-Marketing Agreement by and among SLM Holdings, Inc and Sales Lead Management, Inc.
          and Gunn Allen Financial Corp.*
10.13.1   Service Agreement between SLM Holdings, Inc. and Telephone Blocking Services Corp.
10.13.2   Strategic Integration Agreement between SLM Holdings, Inc. and Call Compliance Inc.
   23.1   Consent of Holtz Rubenstein Reminick, Certified Public Accountants
  100.1   Copy of Article on Indie Existentialism*
  100.2   Pricing List of Products*

* Previously filed as Exhibit to the Form 10-SB.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SLM Holdings, Inc.

Date: April 20, 2007                  By: /s/ Jason Bishara
                                      Name: Jason Bishara
                                      Title: Executive Chairman and Director

                                       38